     As filed with the Securities and Exchange Commission on December 1, 2005


                                                     Registration No. 333-______
                                                                      811-21397


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. __                    ( X )


                         Post-Effective Amendment No. __                   (   )


                                      and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


                                 Amendment No. 7                           ( X )


                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (212) 576-7000

                             Judy R. Bartlett, Esq.

                 New York Life Insurance and Annuity Corporation
                                1 Rockwood Road
                          Sleepy Hollow, New York 10591
                     (Name and Address of Agent for Service)

                                    Copy to:


Richard Choi, Esq.                               Thomas F. English, Esq.
Foley & Lardner                                  Senior Vice President
3000 K Street, N.W.                              and General Counsel
Suite 500                                        New York Life Insurance Company
Washington, D.C.  20097-5109                     51 Madison Avenue
                                                 New York, New York  10010



Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

It is proposed that this filing will become effective (check appropriate box)


[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485.



[ ]  on ___________ pursuant to paragraph (b) of Rule 485.


[ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485.
[ ]  on ________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
     Units of interest in a separate account under variable annuity contracts.

Pursuant to Rule 24-f under the Investment Company Act of 1940, Registrant is registering an indefinite amount of the securities being offered pursuant to this Registration Statement, and will file its Notice pursuant to Rule 24-2 for its fiscal year ending December 31, 2006 on or before March 30, 2007.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                        PROSPECTUS DATED [       ], 2006


                                      FOR


                LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY

                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
             51 MADISON AVENUE, ROOM 651, NEW YORK, NEW YORK 10010
                                  INVESTING IN

                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV



     This Prospectus describes the individual single premium LifeStages(R) Longevity Benefit Variable Annuity policy issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). We designed this policy to assist individuals with their long-term retirement planning or other long-term needs. You can use this policy with retirement plans that do or do not qualify for special federal income tax treatment. The policy offers access to your money through partial withdrawals (some withdrawals may be subject to a surrender charge and/or tax penalty), a choice of when Income Payments will commence, a guaranteed death benefit if the owner or Annuitant dies before Income Payments have commenced, and a guaranteed Longevity Benefit if the policy remains in force, the Annuitant is living on the date specified in the Policy Data Page and the premium payment has been made. Please be aware that as of the date of this Prospectus, the LifeStages(R) Longevity Benefit Variable Annuity will only be available for Non-Qualified Policies. Please consult with your Registered Representative to determine when Qualified Policies will become available.



     The LifeStages(R) Longevity Benefit Variable Annuity Policy differs from many other variable annuity policies in that in addition to the Longevity Benefit discussed above, NYLIAC will apply a Credit to your premium payment (see "CREDIT") and the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payment under the policy (excluding any premium allocated to the Fixed Account that is not transferred to the Investment Divisions), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs Charge will remain relatively stable regardless of market performance. Fees and charges for a policy with a Credit and a Longevity Benefit may be higher than those for other policies and, over time, the amount of the Credit and the Longevity Benefit may be more than offset by those higher charges.



     Your premium payment accumulates on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, which can be done in several ways. You can split your premium payment among a guaranteed interest option, the Dollar Cost Averaging Advantage Account and the variable Investment Divisions listed below.



-    MainStay VP Balanced--Service Class
-    MainStay VP Basic Value--Service Class
-    MainStay VP Bond--Service Class
-    MainStay VP Capital Appreciation--Service Class
-    MainStay VP Cash Management
-    MainStay VP Common Stock--Service Class
-    MainStay VP Conservative Allocation--Service Class
-    MainStay VP Convertible--Service Class
-    MainStay VP Developing Growth--Service Class
-    MainStay VP Floating Rate--Service Class
-    MainStay VP Government--Service Class
-    MainStay VP Growth Allocation--Service Class
-    MainStay VP High Yield Corporate Bond--Service Class
-    MainStay VP Income & Growth--Service Class
-    MainStay VP International Equity--Service Class
-    MainStay Large Cap Growth--Service Class (formerly MainStay
       VP Growth)
-    MainStay VP Mid Cap Core--Service Class
-    MainStay VP Mid Cap Growth--Service Class
-    MainStay VP Mid Cap Value--Service Class
-    MainStay VP Moderate Allocation--Service Class
-    MainStay VP Moderate Growth Allocation--Service Class
-    MainStay VP S&P 500 Index--Service Class
-    MainStay VP Small Cap Growth--Service Class
-    MainStay VP Total Return--Service Class
-    MainStay VP Value--Service Class
-    Alger American Small Capitalization--Class S Shares
-    Calvert Social Balanced
-    Colonial Small Cap Value Fund, Variable Series--Class B
-    Dreyfus IP Technology Growth--Service Shares
-    Fidelity(R) VIP Contrafund(R)--Service Class 2
-    Fidelity(R) VIP Equity-Income--Service Class 2
-    Fidelity(R) VIP Mid Cap--Service Class 2
-    Janus Aspen Series Balanced--Service Shares
-    Janus Aspen Series Worldwide Growth--Service Shares
-    MFS(R) Investors Trust Series--Service Class
-    MFS(R) Research Series--Service Class
-    MFS(R) Utilities Series--Service Class
-    Neuberger Berman AMT Mid-Cap Growth--Class S
-    Royce Micro-Cap Portfolio
-    Royce Small-Cap Portfolio
-    T. Rowe Price Equity Income Portfolio-II
-    Van Eck Worldwide Hard Assets
-    Van Kampen UIF Emerging Markets Equity--Class II
-    Victory VIF Diversified Stock--Class A Shares


     WE DO NOT GUARANTEE THE INVESTMENT PERFORMANCE OF THESE VARIABLE INVESTMENT DIVISIONS. DEPENDING ON MARKET CONDITIONS, YOU CAN MAKE OR LOSE MONEY IN ANY OF THE INVESTMENT DIVISIONS.

     You should read this Prospectus carefully before investing and keep it for future reference. This Prospectus is not valid unless attached to current prospectuses for the MainStay VP Series Fund, Inc., the Alger American Fund, the Calvert Variable Series, Inc., the Dreyfus Investment Portfolios, the Fidelity Variable Insurance Products Fund (VIP), the Janus Aspen Series, the Liberty Variable Investment Trust, the MFS(R) Variable Insurance Trust(SM), the Neuberger Berman Advisors Management Trust, the Royce Capital Fund, the T. Rowe Price Equity Series, Inc., the Van Eck Worldwide Insurance Trust, The Universal Institutional Funds, Inc. and the Victory Variable Insurance Funds (the "Funds," each individually a "Fund"). Each Investment Division invests in shares of a corresponding Fund portfolio. Please contact Us at (800) 598-2019 or your Registered Representative if you do not have the accompanying book of underlying fund prospectuses.



     To learn more about the policy, you can obtain a copy of the Statement of
Additional Information ("SAI"), dated [       ], 2006. The SAI has been filed
with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. The table of contents for the SAI appears at the end of this Prospectus. For a free copy of the SAI, call Us at (800) 598-2019 or write to Us at the address above.


     THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE POLICY INVOLVES RISKS, INCLUDING POTENTIAL LOSS OF PRINCIPAL INVESTED. THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND IS NOT FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
DEFINITIONS..............................    4
TABLE OF FEES AND EXPENSES...............    6
EXAMPLES.................................   10
QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R)
  LONGEVITY BENEFIT VARIABLE ANNUITY.....   15
  How Do I Contact NYLIAC?...............   19
FINANCIAL STATEMENTS.....................   19
CONDENSED FINANCIAL INFORMATION..........
NEW YORK LIFE INSURANCE AND ANNUITY
  CORPORATION AND THE SEPARATE ACCOUNT...   20
  New York Life Insurance and Annuity
    Corporation..........................   20
  The Separate Account...................   20
  The Portfolios.........................   20
  Additions, Deletions or Substitutions
    of Investments.......................   23
  Reinvestment...........................   23
THE POLICY...............................   23
  Selecting the Variable Annuity That's
    Right for You........................   24
  Qualified [and Non-Qualified]
    Policies.............................   26
  Policy Application and Premium
    Payment..............................   26
  Payment Returned for Insufficient
    Funds................................   27
  Credit.................................   27
  Your Right to Cancel ("Free Look").....   28
  Longevity Benefit......................   28
  Issue Ages.............................   28
  Transfers..............................   28
  Limits on Transfers....................   29
  Virtual Service Center and Interactive
    Voice Response System................   31
  Dollar Cost Averaging (DCA) Programs...   32
    (a) Traditional Dollar  Cost
        Averaging........................   33
    (b) The DCA Advantage Account........   33
  Automatic Asset Reallocation...........   34
  Interest Sweep.........................   34
  Accumulation Period....................   35
    (a) Crediting of Premium Payment.....   35
    (b) Valuation of Accumulation
        Units............................   35
  Riders.................................   35
    (a) Living Needs Benefit Rider.......   35
    (b) Unemployment Benefit Rider.......   35
    (c) Enhanced Beneficiary Benefit
        Rider (optional).................   36
    (d) Enhanced Spousal Continuance
        Rider (optional).................   37
    (e) Upromise Account Rider (optional,
        no additional cost)..............   37
    (f) Annual Death Benefit Reset Rider
        (optional).......................   38
  Policyowner Inquiries..................   39
  Records and Reports....................   39
CHARGES AND DEDUCTIONS...................   40
  Surrender Charges......................   40
  Amount of Surrender Charge.............   40
  Exceptions to Surrender Charges........   40



                                           PAGE
                                           ----
  Longevity Benefit Charge...............   41
  Mortality and Expense Risk and
    Administrative Costs Charge..........   41
  Calculating the Mortality and Expense
    Risk and Administrative Costs
    Charge...............................   41
OTHER CHARGES............................   43
    (a) Policy Service Charge............   43
    (b) Fund Charges.....................   43
    (c) Enhanced Beneficiary Benefit
        Rider Charge (optional)..........   43
    (d) Annual Death Benefit Reset Rider
        Charge (optional)................   43
    (e) Transfer Fees....................   43
  Group and Sponsored Arrangements.......   43
  Taxes..................................   44
DISTRIBUTIONS UNDER THE POLICY...........   44
  Surrenders and Withdrawals.............   44
    (a) Surrenders.......................   45
    (b) Partial Withdrawals..............   45
    (c) Periodic Partial Withdrawals.....   45
    (d) Hardship Withdrawals.............   46
  Required Minimum Distribution Option...   46
  Our Right to Cancel....................   46
  Annuity Commencement Date..............   46
  Longevity Commencement Date............   46
  Death Before Annuity Commencement......   46
  Death Before Longevity Commencement....   47
  Income Payments........................   48
    (a) Election of Income Payment
         Options.........................   48
    (b) Proof of Survivorship............   48
  Longevity Income Payments..............   48
  Delay of Payments......................   49
  Designation of Beneficiary.............   49
  Restrictions Under Code Section
    403(b)(11)...........................   49
THE FIXED ACCOUNT........................   50
  (a) Interest Crediting.................   50
  (b) Transfers to the Investment
      Divisions..........................   50
THE DCA ADVANTAGE ACCOUNT................   50
FEDERAL TAX MATTERS......................   51
  Introduction...........................   51
  Taxation of Annuities in General.......   51
  Qualified Policies.....................   52
    (a) 403(b) Plans.....................   52
    (b) Individual Retirement
        Annuities........................   52
    (c) Roth Individual Retirement
         Annuities.......................   52
    (d) Inherited IRAs...................   53
    (e) Simple IRAs......................   53
DISTRIBUTION AND COMPENSATION
  ARRANGEMENTS...........................   54
VOTING RIGHTS............................   54
TABLE OF CONTENTS FOR THE STATEMENT OF
  ADDITIONAL INFORMATION.................   55
APPENDIX 1...............................  A-1


THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY STATE WHERE THE SALE OF THIS POLICY CANNOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING OTHER THAN AS DESCRIBED IN THIS PROSPECTUS OR IN ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS OR IN ANY AUTHORIZED SUPPLEMENTAL SALES MATERIAL.

                                  DEFINITIONS

ACCUMULATION UNIT--An accounting unit We use to calculate the variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct variable Accumulation Unit value.

ACCUMULATION VALUE--The sum of the Variable Accumulation Value, Fixed Accumulation Value and the DCA Accumulation Value of a policy.


ADJUSTED PREMIUM PAYMENT--The total dollar amount of the premium payment made under the policy and allocated to the Investment Divisions and DCA Advantage Account reduced by any withdrawals and applicable surrender charges in excess of any gain in the Policy.


ALLOCATION ALTERNATIVES--The Investment Divisions of the Separate Account and the Fixed Account.


ANNUITANT--The person named on the Policy Data Page and whose life determines the Income Payments and the Longevity Income Payments, and upon whose death prior to the Annuity Commencement Date, benefits under the policy may be paid. The Annuitant must also be the policyowner unless otherwise stated in this Prospectus.


ANNUITY COMMENCEMENT DATE--The date on which We are to make the first Income Payment under the policy.

BENEFICIARY--The person or entity having the right to receive the death benefit set forth in the policy and who is the "designated beneficiary" for purposes of
Section 72 of the Internal Revenue Code in the event of the Annuitant's or the policyowner's death.

BUSINESS DAY--Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the NYSE, if earlier.

CODE--The Internal Revenue Code of 1986, as amended.


CREDIT--An amount We will apply to your Accumulation Value at the time of your premium payment. The Credit is calculated as a percentage of the premium payment and will never be less than 2 percent (the Credit Rate). The Credit Rate applicable to the premium payment varies, depending on the amount of the premium payment received under the policy. The Credit Rate schedule as of the date of this prospectus is described in the section entitled "Credit."


DOLLAR COST AVERAGING ("DCA") ADVANTAGE ACCOUNT--The 6-month period account from which you are permitted to transfer amounts to the Investment Divisions proportionally on a monthly basis.

DOLLAR COST AVERAGING (DCA) ADVANTAGE PLAN--A feature which permits automatic dollar cost averaging using the DCA Advantage Plan Account.


DCA ACCUMULATION VALUE--The sum of the premium payment and any Credits allocated to the DCA Advantage Account, plus interest credited on such premium payment and any Credits, less any transfers and partial withdrawals from the DCA Advantage Account, and less any surrender charges and any annual policy service charge that may already have been assessed. The DCA Accumulation Value is supported by assets in NYLIAC's general account. These assets are subject to the claims of Our general creditors.


ELIGIBLE PORTFOLIOS ("PORTFOLIOS")--The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.


FIXED ACCOUNT--An account that is credited with a fixed interest rate which NYLIAC declares and is not part of the Separate Account.



FIXED ACCOUNT ACCUMULATION VALUE--The sum of the premium payment and any Credits allocated to the Fixed Account plus interest credited on such premium payment and any Credits, less any transfer or partial withdrawals from the Fixed Account, and less any surrender charges, rider charges and policy service charges deducted from the Fixed Account. The Accumulation Value of the Fixed Account is supported by assets in NYLIAC's general account, which are subject to the claims of Our general creditors.


FUND--An open-end management investment company.

INCOME PAYMENTS--Periodic payments NYLIAC makes after the Annuity Commencement Date.

INVESTMENT DIVISION--The variable investment options available with the policy. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.


LONGEVITY COMMENCEMENT DATE--The date, as shown on the Policy Data Page, on which the first Longevity Income Payment under the policy is to be made.



LONGEVITY INCOME PAYMENTS--Periodic payments NYLIAC makes to the named Payee on and after the Longevity Commencement Date.



NON-QUALIFIED POLICIES--Policies that are not available for use by individuals in connection with employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, 408(p) and 408A of the Code. Non-Qualified Policies include policies issued to other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.


NYLIAC, WE, OUR OR US--New York Life Insurance and Annuity Corporation.


PAYEE--A recipient of payments under the policy, generally the policyowner.

POLICY ANNIVERSARY--An anniversary of the Policy Date shown on the Policy Data Page.


POLICY DATA PAGE--Page 2 of the policy which contains the policy specifications.

POLICY DATE--The date from which We measure Policy Years, quarters, months and Policy Anniversaries. It is shown on the Policy Data Page.

POLICY YEAR--A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.


QUALIFIED POLICIES--Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, 408(p) and 408A of the Code. Qualified Policies do not include policies issued to any other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.



SEPARATE ACCOUNT--NYLIAC Variable Annuity Separate Account-IV, a segregated asset account We established to receive and invest the premium payment paid under the policy. The Separate Account's Investment Divisions, in turn, purchase shares of Eligible Portfolios.


VARIABLE ACCUMULATION VALUE--The sum of the products of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.

                           TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.

                        POLICYOWNER TRANSACTION EXPENSES

 -----------------------------------------------------------------------------------------------------------------
 CHARGE                                                    AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
 Surrender Charge                                          Current and Guaranteed Maximum: 8% of the amount
 (as a % of amount withdrawn)                              withdrawn(1)
 -----------------------------------------------------------------------------------------------------------------
 Transfer Fee                                              Current: No charge
                                                           Guaranteed Maximum: $30 per transfer for each transfer
                                                           over 12 in a Policy Year
 -----------------------------------------------------------------------------------------------------------------


(1 )In Payment Years 4 and beyond, the percentage applied to calculate the maximum surrender charge is reduced as follows: 7% during Payment Year 4; 6%
 during Payment Year 5; 5% during Payment Year 6; 4% during Payment Year 7; 3% during Payment Years 8, 9 and 10; and 0% after Payment Year 10. In some states, the percentages applied to calculate the maximum surrender charge are modified as indicated in Appendix I of this Prospectus.


The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

                PERIODIC CHARGES OTHER THAN FUND COMPANY CHARGES


 -----------------------------------------------------------------------------------------------------------------
                         CHARGE                            AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
 Annual Policy Service Charge                              $30 per policy for policies with less than $100,000
                                                           Accumulation Value
 -----------------------------------------------------------------------------------------------------------------
 Mortality and Expense Risk and Administrative Costs       Current and Guaranteed Maximum: 1.45% (annualized) of
 Charge                                                    the Adjusted Premium Payment allocated to the
                                                           Investment Divisions and the DCA Advantage Account and
                                                           of the premium payment transferred from the Fixed
                                                           Account to the Investment Divisions, deducted on a
                                                           quarterly basis. A pro-rata portion of the charge may
                                                           be deducted on the date the policy is surrendered and
                                                           upon payment of death benefit proceeds.
 -----------------------------------------------------------------------------------------------------------------
 Longevity Benefit Charge                                  Current and Guaranteed Maximum: 1.00% (annualized) of
                                                           the premium payment made to the policy. The charge will
                                                           be assessed to funds allocated to the Investment
                                                           Divisions. The charge will also be assessed to any
                                                           portion of the premium payment received after the
                                                           Policy Date as if such portion of the premium payment
                                                           was received on the Policy Date.
 -----------------------------------------------------------------------------------------------------------------
 Optional Riders
   - Enhanced Beneficiary Benefit Rider Charge             Current: 0.30% (annualized) of the policy's
                                                           Accumulation Value, deducted on a quarterly basis.
                                                           Guaranteed Maximum: 1.00% (annualized) of the policy's
                                                           Accumulation Value, deducted on a quarterly basis.
 -----------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------
 CHARGE                                                    AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
   - Annual Death Benefit Reset Rider Charge               Current: 0.30% (annualized) of the Reset Value(1) as of
                                                           the last policy Anniversary (or as of the Policy Date
                                                           if within the first Policy Year), deducted quarterly.



                                                           Guaranteed Maximum: 1.00% of the Reset Value as of the
                                                           last Policy Anniversary (or as of the Policy Date if
                                                           within the first Policy Year) deducted quarterly.



(1) For a detailed explanation of the term "Reset Value," see "THE POLICY--Riders--Annual Death Benefit Reset Rider." on Page 38


The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the policy (before any fee waiver or expense reimbursement). The expenses are expressed as a percentage of average net assets of the portfolios and may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

              TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES(#)

------------------------------------------------------------------------------------------------------------------
                                                                                             MINIMUM     MAXIMUM
------------------------------------------------------------------------------------------------------------------
 Expenses that are deducted from the Investment Division assets, including management
  fees, 12b-1 fees, administration fees and other expenses as of 12/31/04                    0.55%       2.06%

 (#) Shown as a percentage of average net assets for the fiscal year ended
     12/31/2004. The Fund or its agents provided the fees and charges that are based on 2004 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

                      TOTAL ANNUAL FUND OPERATING EXPENSES


  -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     TOTAL FUND
                                                             ADVISORY     ADMINISTRATION                   OTHER       ANNUAL
                           FUND                                FEE             FEE         12B-1 FEE(A)   EXPENSES   EXPENSE(#)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Balanced--Service Class                         0.55%           0.20%           0.25%        0.11%(b)    1.11%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Basic Value--Service Class                      0.60%(c)        0.20%           0.25%        0.16%       1.21%(c)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Bond--Service Class                             0.25%           0.20%           0.25%        0.09%       0.79%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Capital Appreciation--Service Class             0.36%           0.20%           0.25%        0.09%       0.90%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Cash Management                                 0.25%           0.20%           0.00%        0.10%       0.55%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Common Stock--Service Class                     0.25%           0.20%           0.25%        0.08%       0.78%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Conservative Allocation--Service Class
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Convertible--Service Class                      0.36%           0.20%           0.25%        0.10%       0.91%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Developing Growth--Service Class                0.60%           0.20%           0.25%        0.28%       1.33%(d)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Floating Rate--Service Class                    0.40%           0.20%           0.25%        0.19%(b)    1.04%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Government--Service Class                       0.30%           0.20%           0.25%        0.09%       0.84%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Growth Allocation--Service Class
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP High Yield Corporate Bond--Service Class        0.30%           0.20%           0.25%        0.09%       0.84%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Income & Growth--Service Class                  0.50%           0.20%           0.25%        0.20%       1.15%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP International Equity--Service Class             0.60%           0.20%           0.25%        0.19%       1.24%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Large Cap Growth*--Service Class
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Core--Service Class                     0.85%(e)        0.00%           0.25%        0.19%       1.29%(f)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Growth--Service Class                   0.75%(e)        0.00%           0.25%        0.13%       1.13%(g)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Value--Service Class                    0.70%(e)        0.00%           0.25%        0.11%       1.06%(h)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Moderate Allocation--Service Class
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Moderate Growth Allocation--Service Class
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP S&P 500 Index--Service Class                    0.10%           0.20%           0.25%        0.09%       0.64%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Small Cap Growth--Service Class                 0.90%(e)        0.00%           0.25%        0.14%       1.29%(i)
  -----------------------------------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     TOTAL FUND
                                                             ADVISORY     ADMINISTRATION                   OTHER       ANNUAL
                           FUND                                FEE             FEE         12B-1 FEE(A)   EXPENSES   EXPENSE(#)
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Total Return--Service Class                     0.32%           0.20%           0.25%        0.10%       0.87%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Value--Service Class                            0.36%           0.20%           0.25%        0.09%       0.90%
  -----------------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization--Class S Shares         0.85%           0.00%           0.25%        0.12%       1.22%
  -----------------------------------------------------------------------------------------------------------------------------
  Calvert Social Balanced                                     0.425%          0.275%          0.00%        0.21%       0.91%
  -----------------------------------------------------------------------------------------------------------------------------
  Colonial Small Cap Value Fund, Variable Series--Class B     0.80%           0.00%           0.25%(d)     0.17%       1.22%(j)
  -----------------------------------------------------------------------------------------------------------------------------
  Dreyfus IP Technology Growth--Service Shares                0.75%           0.00%           0.25%        0.10%       1.10%
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Contrafund(R)--Service Class 2              0.57%           0.00%           0.25%        0.11%       0.93%(k)
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Equity-Income--Service Class 2              0.47%           0.00%           0.25%        0.11%       0.83%(l)
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Mid Cap--Service Class 2                    0.57%           0.00%           0.25%        0.14%       0.96%(m)
  -----------------------------------------------------------------------------------------------------------------------------
  Janus Aspen Series Balanced--Service Shares                 0.55%           0.00%           0.25%        0.01%       0.81%(n)
  -----------------------------------------------------------------------------------------------------------------------------
  Janus Aspen Series Worldwide Growth--Service Shares         0.60%           0.00%           0.25%        0.03%       0.88%(n)
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Investors Trust Series--Service Class                0.75%           0.00%           0.25%        0.11%       1.11%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Research Series--Service Class                       0.75%           0.00%           0.25%        0.13%       1.13%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Utilities Series--Service Class                      0.75%           0.00%           0.25%        0.14%       1.14%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth--Class S                0.84%           0.00%           0.25%        0.08%       1.17%(p)
  -----------------------------------------------------------------------------------------------------------------------------
  Royce Micro-Cap Portfolio                                   1.25%           0.00%           0.00%        0.09%       1.34%
  -----------------------------------------------------------------------------------------------------------------------------
  Royce Small-Cap Portfolio                                   1.00%           0.00%           0.00%        0.14%       1.14%
  -----------------------------------------------------------------------------------------------------------------------------
  T. Rowe Price Equity Income Portfolio--II                   0.85%           0.00%           0.25%        0.00%       1.10%(q)
  -----------------------------------------------------------------------------------------------------------------------------
  Van Eck Worldwide Hard Assets                               1.00%           0.00%           0.00%        0.20%       1.20%
  -----------------------------------------------------------------------------------------------------------------------------
  Van Kampen UIF Emerging Markets Equity--Class II            1.25%           0.00%           0.35%        0.46%       2.06%(r)
  -----------------------------------------------------------------------------------------------------------------------------
  Victory VIF Diversified Stock--Class A Shares               0.30%           0.00%           0.25%        0.86%       1.41%(s)
  -----------------------------------------------------------------------------------------------------------------------------


   * Formerly MainStay VP Growth



 (#) Shown as a percentage of average net assets for the fiscal year ended
     12/31/2004. The Fund or its agents provided the fees and charges that are based on 2004 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.


 (a) Because the 12b-1 fee charge is an ongoing fee, the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

 (b) The Portfolio's Other Expenses are based upon estimates of the expenses that the Portfolio will incur for the current fiscal year.

 (c) NYLIM has voluntarily agreed to waive its management fee to 0.55% on assets up to $250 million and 0.50% on assets in excess of $250 million. If NYLIM's voluntary waiver had been in effect for the fiscal period ended December 31, 2004, the management fee would have been 0.55% and Total Portfolio Operating Expenses would have been 1.16% for Service Class Shares. This waiver may be discontinued at any time without notice.

 (d) NYLIM has voluntarily agreed to waive fees and/or reimburse the Portfolio for certain expenses so that Total Portfolio Operating Expenses do not exceed 1.40% of average daily net assets for Service Class Shares. These waivers and/or reimbursements may be discontinued at any time without notice.

 (e) The fees designated as "Advisory Fees" reflect "Management Fees," which includes both Advisory Fees and Administration Fees for this Portfolio.

 (f) NYLIM has voluntarily agreed to waive fees and/or reimburse the Portfolio for certain expenses so that Total Portfolio Operating Expenses do not exceed 1.23% of average daily net assets for Service Class Shares. This agreement may be terminated by NYLIM at any time.

 (g) NYLIM has voluntarily agreed to waive fees and/or reimburse the Portfolio for certain expenses so that Total Portfolio Operating Expenses do not exceed 1.22% of average daily net assets for Service Class Shares. This agreement may be terminated by NYLIM at any time.

 (h) NYLIM has voluntarily agreed to waive fees and/or reimburse the Portfolio for certain expenses so that Total Portfolio Operating Expenses do not exceed 1.14% of average daily net assets for Service Class Shares. This agreement may be terminated by NYLIM at any time.

 (i) Effective January 1, 2005, the Portfolio's Management Fee was reduced from 1.00% to 0.90%. NYLIM has voluntarily agreed to waive fees and/or reimburse the Portfolio for certain expenses so that Total Portfolio Operating Expenses do not exceed 1.20% of average daily net assets for Service Class Shares. If NYLIM's waivers and/or reimbursements had been in effect for the year ending December 31, 2004, the Management Fee paid by the Portfolio would have been 0.81% and Total Portfolio Operating Expenses for the Portfolio would have been 1.20% for Service Class Shares. This agreement may be terminated by NYLIM at any time.

 (j) The Fund's adviser and distributor have voluntarily agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 1.10%. If this waiver and reimbursement were reflected in the table, the 12b-1 fee for Class B shares would be 0.13% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the adviser or distributor at any time.

 (k) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio's custodian expenses. Including these reductions, the total operating expenses would have been 0.91% for Service Class 2. These offsets may be discontinued at any time.

 (l) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio's custodian expenses. Including these reductions, the total operating expenses would have been 0.82% for Service Class 2. These offsets may be discontinued at any time.

 (m) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio's custodian expenses. Including these reductions, the total class operating expenses would have been 0.93% for Service Class 2. These offsets may be discontinued at any time.

 (n) All of the fees and expenses shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the Portfolio's management fees, effective July 1, 2004.

 (o) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may have entered into or may enter into brokerage arrangements, that reduce or recapture series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these expense reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 1.10% for Investors Trust Series, Service Class; 1.12% for Research Series, Service Class; and 1.13% for Utilities Series, Service Class.

 (p) Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2008 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.25% of the average daily net asset value of the Mid-Cap Growth (Class S) Portfolios. The expense limitation arrangements for the Portfolio are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

 (q) The portfolio pays T. Rowe Price an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, non recurring and extraordinary items or fees and expenses for the portfolio's independent directors. The fee is based on portfolio average daily net assets and is calculated and accrued daily.

 (r) Effective November 1, 2004, the Adviser has voluntarily agreed to limit the ratio of expenses to average net assets to the maximum ratio, excluding certain investment related expenses such as foreign country tax expenses and interest on borrowing, of 1.70% for Class II shares. The Portfolio distributor has also voluntarily agreed to waive a portion of its 12b-1 fee for Class II shares.

 (s) The Adviser intends to voluntarily waive its fees and/or reimburse expenses so that the net operating expenses (excluding certain items) of the Class A Shares of the Fund for any period during which this waiver or reimbursement is in effect do not exceed 1.34%. This voluntary waiver/reimbursement may be terminated at any time. In addition to any voluntary or contractual fee waivers or expense reimbursements by the Adviser to limit the Fund's total operating expenses, BISYS, the Fund's administrator, or any of the Fund's other service providers may voluntarily waive its fees or reimburse expenses, as permitted by law, in order to reduce the Fund's total operating expenses.

EXAMPLES
     The table below will help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects the charges and expenses of the policy including, contract owner transaction expenses, contract fees, mortality and expense risk and administrative costs charges, portfolio company fees and expenses and optional rider charges where indicated. The annual policy service charge does not apply to policies with an Accumulation Value of $100,000 or greater. Therefore, if your policy's Accumulation Value exceeds that amount, the expenses would be slightly lower. For more information on the charges reflected in this table, see "CHARGES AND DEDUCTIONS" and the Fund prospectuses that accompany this Prospectus. NYLIAC may, where premium taxes are imposed by state law, deduct the premium taxes upon surrender of the policy or the Annuity Commencement Date.
     You would pay the following expenses based on a $10,000 allocation in one of the Investment Divisions listed, assuming a 5% annual return on assets:


                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                    ANNUITIZED                                      SURRENDERED
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP BALANCED--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP BASIC VALUE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP BOND--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CAPITAL
  APPRECIATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CASH MANAGEMENT
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP COMMON STOCK--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CONSERVATIVE
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP BALANCED--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP BASIC VALUE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP BOND--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CAPITAL
  APPRECIATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CASH MANAGEMENT
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP COMMON STOCK--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP CONSERVATIVE
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                    ANNUITIZED                                      SURRENDERED
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP DEVELOPING
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP FLOATING
  RATE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP GOVERNMENT--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP HIGH YIELD CORPORATE
  BOND--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP INCOME &
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP INTERNATIONAL
  EQUITY--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP LARGE CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MID CAP CORE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP DEVELOPING
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP FLOATING
  RATE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP GOVERNMENT--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP HIGH YIELD CORPORATE
  BOND--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP INCOME &
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP INTERNATIONAL
  EQUITY--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP LARGE CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MID CAP CORE--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                    ANNUITIZED                                      SURRENDERED
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MID CAP
  VALUE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MODERATE
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MODERATE GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP S&P 500
  INDEX--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP SMALL CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP TOTAL RETURN--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ALGER AMERICAN SMALL
  CAPITALIZATION--CLASS S SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
CALVERT SOCIAL BALANCED
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP MID CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MID CAP
  VALUE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MODERATE
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP MODERATE GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP S&P 500
  INDEX--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP SMALL CAP
  GROWTH--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP TOTAL RETURN--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ALGER AMERICAN SMALL
  CAPITALIZATION--CLASS S SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
CALVERT SOCIAL BALANCED
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                    ANNUITIZED                                      SURRENDERED
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
COLONIAL SMALL CAP VALUE FUND,
  VARIABLE SERIES--CLASS B
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
DREYFUS IP TECHNOLOGY
  GROWTH--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP
  CONTRAFUND(R)--SERVICE CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP
  EQUITY-INCOME--SERVICE CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP MID CAP--SERVICE
  CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
JANUS ASPEN SERIES
  BALANCED--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
JANUS ASPEN SERIES WORLDWIDE
  GROWTH--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) INVESTORS TRUST
  SERIES--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) RESEARCH SERIES--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) UTILITIES SERIES--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
COLONIAL SMALL CAP VALUE FUND,
  VARIABLE SERIES--CLASS B
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
DREYFUS IP TECHNOLOGY
  GROWTH--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP
  CONTRAFUND(R)--SERVICE CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP
  EQUITY-INCOME--SERVICE CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
FIDELITY(R) VIP MID CAP--SERVICE
  CLASS 2
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
JANUS ASPEN SERIES
  BALANCED--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
JANUS ASPEN SERIES WORLDWIDE
  GROWTH--SERVICE SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) INVESTORS TRUST
  SERIES--SERVICE CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) RESEARCH SERIES--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
MFS(R) UTILITIES SERIES--SERVICE
  CLASS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                    ANNUITIZED                                      SURRENDERED
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN AMT MID-CAP
  GROWTH--CLASS S
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ROYCE MICRO-CAP PORTFOLIO
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ROYCE SMALL-CAP PORTFOLIO
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
T. ROWE PRICE EQUITY INCOME
  PORTFOLIO-II
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VAN ECK WORLDWIDE HARD ASSETS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VAN KAMPEN UIF EMERGING MARKETS
  EQUITY--CLASS II
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VICTORY VIF DIVERSIFIED
  STOCK--CLASS A SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
NEUBERGER BERMAN AMT MID-CAP
  GROWTH--CLASS S
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ROYCE MICRO-CAP PORTFOLIO
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
ROYCE SMALL-CAP PORTFOLIO
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
T. ROWE PRICE EQUITY INCOME
  PORTFOLIO-II
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VAN ECK WORLDWIDE HARD ASSETS
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VAN KAMPEN UIF EMERGING MARKETS
  EQUITY--CLASS II
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................
VICTORY VIF DIVERSIFIED
  STOCK--CLASS A SHARES
without any Riders...............
with EBB Rider...................
with ADBR Rider..................
with All Riders..................

  QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY



     NOTE: THE FOLLOWING SECTION CONTAINS BRIEF QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY. YOU SHOULD REFER TO THE BODY OF THIS PROSPECTUS FOR MORE DETAILED INFORMATION.



1. WHAT IS LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY?



     The LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY is a Single Premium Deferred Variable Annuity policy which provides all of the benefits, features and rights under Our LifeStages(R) Premium Plus Elite Variable Annuity policy plus a Longevity Benefit, which is an additional benefit that is automatically included with the policy. NYLIAC issues the policy. The Longevity Benefit is payable to you or the Payee(s) designated by you, if the policy remains in force, the Annuitant is living on the Longevity Commencement Date and the premium payment has been made under the policy. The Longevity Benefit is funded through the assessment of a fee based on the premium payment made to the policy. (See "THE POLICY--Longevity Benefit"). We will apply a Credit to the premium paid in a percentage amount according to the Credit Rate schedule then in effect. The Credit Rate schedule may be changed. (See "CREDIT.") You may allocate your premium payment to 44 Investment Divisions of the Separate Account, as well as the Fixed Account, and/or the DCA Advantage Account. The Accumulation Value will fluctuate according to the performance of the Investment Divisions selected and the interest credited to the amounts in the Fixed Account and the DCA Advantage Account. The policy also offers two optional riders which provide benefits at an additional charge. The LifeStages(R) Longevity Benefit Variable Annuity policy differs from many others in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of the premium payment made under the policy (excluding any portion of the premium allocated to the Fixed Account that is not transferred to the Investment Divisions), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs Charge will remain relatively stable, regardless of market performance.



2. WHERE CAN I ALLOCATE MY PREMIUM PAYMENT?



     a) You can allocate your premium payment to one or more of the following Allocation Alternatives:


        (i) SEPARATE ACCOUNT


             The Separate Account currently consists of 44 Investment Divisions. The available Investment Divisions are listed on the first page of this Prospectus. They offer investments in domestic and international markets. When you allocate your premium payment to one of the Investment Divisions, the Separate Account will invest your premium payment exclusively in shares of the corresponding Eligible Portfolio of the relevant Fund.


        (ii) FIXED ACCOUNT


             The premium payment, or the portion of your premium payment that you allocate to the Fixed Account will earn an interest rate at least equal to the guaranteed interest rate.



     b) You can also allocate your premium payment to the 6-month DCA Advantage Account. NYLIAC will credit interest to amounts held in the DCA Advantage Account at rates We have set in advance. The DCA Advantage allows you to set up automatic Dollar Cost Averaging from the DCA Advantage Account into the Investment Divisions. (See "THE POLICY--Dollar Cost Averaging (DCA) Program--The DCA Advantage Account.")


3. CAN I MAKE TRANSFERS AMONG THE INVESTMENT DIVISIONS AND THE FIXED ACCOUNT?


     You can transfer all or part of the Accumulation Value of your policy between the Investment Divisions at least 30 days before the Annuity Commencement Date. Generally, you can transfer a minimum amount of $25, unless We agree otherwise. You can make unlimited transfers each Policy Year, subject to the "Limits on Transfers" section. However, We reserve the right to impose a fee of $30 per transfer after the first 12 in a given Policy Year. (See "THE POLICY--Transfers.")



     You can make transfers to the Investment Divisions from the Fixed Account and the DCA Advantage Account, although certain restrictions may apply. (See "THE FIXED ACCOUNT" and "THE POLICY--Dollar Cost Averaging (DCA) Program--The DCA Advantage Plan Account.") In addition, you can request transfers through the traditional Dollar Cost Averaging or Automatic Asset Reallocation options described in this Prospectus.

     TRANSFERS FROM THE INVESTMENT DIVISIONS OR THE DCA ADVANTAGE ACCOUNT OR THROUGH THE TRADITIONAL DOLLAR COST AVERAGING OPTION INTO THE FIXED ACCOUNT ARE NOT PERMITTED.

4. WHAT CHARGES ARE ASSESSED AGAINST THE POLICY?


     Before the date We start making Income Payments to you, We will impose a Mortality and Expense Risk and Administrative Costs charge equal, on an annual basis, to 1.45% of the Premium Payment allocated to the Investment Divisions and the DCA Advantage Account and of the premium payment transferred from the Fixed Account to the Investment Divisions. The charge will be deducted from the Investment Divisions through a reduction in Accumulation Units each policy quarter. A pro-rata portion of the charge will be deducted upon the payment of death proceeds and on the date the policy is surrendered.



     Before the date We start making Longevity Income Payments to you, We will impose a Longevity Benefit charge equal, on an annual basis, to 1.00% of the premium payment made to the policy. The Longevity Benefit charge will be assessed on funds allocated to the Investment Divisions. The Longevity Benefit charge will also be assessed to any portion of the premium payment received after the Policy Date as if such portion of the premium payment was received on the Policy Date.



     In addition, We will deduct a Policy Service charge of $30 on each Policy Anniversary and upon the surrender of the policy if on that date the Accumulation Value is below $100,000. (See "CHARGES AND DEDUCTIONS.")



     We impose a surrender charge on certain partial withdrawals or surrenders of the policy. This charge is assessed as a percentage of the amount of the partial withdrawal or full surrender during the first 10 Policy Years following the premium payment. We keep track of the premium payment and assess a charge based on the length of time the premium payment is in your policy before it is withdrawn. The percentage declines after the first three Policy Years as follows:



POLICY YEAR                                                   SURRENDER CHARGE(1)
-----------                                                   -------------------
 1..........................................................           8%
 2..........................................................           8%
 3..........................................................           8%
 4..........................................................           7%
 5..........................................................           6%
 6..........................................................           5%
 7..........................................................           4%
 8..........................................................           3%
 9..........................................................           3%
10..........................................................           3%
11+.........................................................           0%



     You can make withdrawals from the policy free of surrender charges based on certain limitations. In any one Policy Year, you may withdraw free of a surrender charge the greatest of (a) 10% of the Accumulation Value at the time of the withdrawal; (b) the Accumulation Value less the accumulated premium payments; or (c) 10% of the Accumulation Value as of the prior Policy Anniversary. (See "CHARGES AND DEDUCTIONS--Surrender Charges" and "EXCEPTIONS TO SURRENDER CHARGES.")



     If you select the Enhanced Beneficiary Benefit ("EBB") Rider (in jurisdictions where available), We will deduct a charge each policy quarter that the Rider is in effect based on the Accumulation Value. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value. The maximum annual charge is 1.00% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at Our sole discretion. You should consult with your Registered Representative to determine the percentage We are currently charging before you select this rider. The current charge for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). The original percentage you are charged for the EBB Rider will not change once your policy is issued. NYLIAC may in the future, charge up to the maximum annual amount described above for new policies.


     If you select the Annual Death Benefit Reset Rider ("ADBR") (in jurisdictions where available), We will deduct a charge each policy quarter that the rider is in effect based on the amount that is reset on the last

---------------


(1) This is modified in Appendix 1.

policy anniversary. This charge will be deducted from each Investment Division, in proportion to its percentage of the Accumulation Value. The maximum annual charge is 1.00% of the amount that is reset on the last policy anniversary, applied on a quarterly basis. You should consult with your Registered Representative to determine the percentage We are currently charging before you select this rider. We may set a lower charge at Our sole discretion.


     As of the date of this Prospectus, the annual charge is 0.30% (0.075% per quarter):



     Finally, the value of the shares of each Fund reflects advisory fees, administration fees and other expenses deducted from the assets of each Fund. (See the Fund prospectuses which accompany this Prospectus.)



5. WHAT IS THE MINIMUM PREMIUM PAYMENT?



     Unless We permit otherwise, the minimum premium payment is $50,000 for both Qualified Policies (when available) and Non-Qualified Policies. We note that the LifeStages(R) Longevity Benefit Variable Annuity will only be available for Non-Qualified Policies at this time. The Premium Payment may be sent to NYLIAC at the address listed in Question 17 of this Prospectus. We may agree to other methods of payment. The maximum premium payment We will accept is $1,500,000, without prior approval. For Qualified Policies (when available), you may not make premium payments in excess of the amount permitted by law for the plan.



     Please be aware that this product may not be approved for sale in all jurisdictions at the current time. Please check with your Registered Representative for current availability.



6. HOW IS THE PREMIUM PAYMENT ALLOCATED?



     We will allocate the premium payment to the Investment Divisions, Fixed Account and/or DCA Advantage Plan Account you have selected within two Business Days after receipt, subject to Our receipt of all information necessary to issue a policy. We will apply the Credit on your premium payment to the Allocation Alternatives and the DCA Advantage Plan Account at the same time that We allocate your premium payment.



     The minimum amount which you may place in any one Allocation Alternative and/or DCA Advantage Plan Account is $25, or such lower amount as We may permit. We reserve the right to limit the amount of the premium payment that you may place in any one Allocation Alternative and/or the DCA Advantage Plan Account and the number of Investment Divisions to which you allocate your Accumulation Value. THE MAXIMUM PERCENTAGE OF THE PREMIUM PAYMENT THAT CAN BE ALLOCATED TO THE FIXED ACCOUNT IS DESCRIBED ON THE POLICY DATA PAGE. ACCEPTANCE OF THE PREMIUM PAYMENT IS SUBJECT TO OUR SUITABILITY STANDARDS.


7. MAY NYLIAC TERMINATE MY POLICY?


     If the Accumulation Value of your policy is reduced to an amount that would provide for Income Payments of less than $20 per month or is insufficient to cover the annual Policy Service Charge, the Mortality & Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and optional rider charges, We reserve the right to terminate your policy, subject to applicable state laws or regulations. We will notify you of Our intention to exercise this right 90 days prior to terminating your policy. If We terminate your policy, We will pay you the Accumulation Value of your policy in one lump sum, and no Longevity Income payments will be payable to you or any Beneficiary designated by you.


8. CAN I WITHDRAW MONEY FROM THE POLICY BEFORE THE ANNUITY COMMENCEMENT DATE?

     You may make withdrawals from your policy before the Annuity Commencement Date and while the Annuitant is still alive. Your withdrawal request must be in a form that is acceptable to Us. Under most circumstances, you may make a minimum partial withdrawal of $500. Withdrawals may be subject to a surrender charge. In addition, you may have to pay income tax and a 10% penalty tax may apply if you are under age 59 1/2. (See "DISTRIBUTIONS UNDER THE POLICY" and "FEDERAL TAX MATTERS.")


9. HOW WILL NYLIAC MAKE INCOME PAYMENTS ON THE ANNUITY COMMENCEMENT DATE AND LONGEVITY INCOME PAYMENTS ON THE LONGEVITY COMMENCEMENT DATE?


     We will make Income Payments on a fixed basis. We do not currently offer a variable income payment option. We will make payments under the Life Income--Guaranteed Period Payment Option over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner. Income Payments will always be the same specified amount. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") In addition, We will make Longevity Income Payments on a fixed basis. We will make Longevity Income Payments to you, or to the Payee(s) designated by you, in the amount specified on the Policy Data Page, if the policy remains in force, the premium payment under the policy has been made, the Annuitant is living on the Longevity Commencement Date, and the policy has not been surrendered for its Accumulation Value or terminated by NYLIAC. A reduced Longevity Income Payment may be payable in the event that the Annuity Commencement Date is changed. (See "DISTRIBUTIONS UNDER THE POLICY--Longevity Income Payments"). We may offer other options, at Our discretion, where permitted by state law.



10. MAY THE POLICYOWNER BE DIFFERENT FROM THE ANNUITANT?



     Unless it is otherwise indicated on the Policy Data Page, you are both the Annuitant and the policyowner. Generally, the only exceptions will be if the policyowner is not a natural person or if the policy is issued as a result of an exchange pursuant to Section 1035 of the Code.



11. WHAT HAPPENS IF I DIE OR THE ANNUITANT DIES BEFORE THE ANNUITY COMMENCEMENT DATE?



     Unless amended by any rider attached to the policy, if you or the Annuitant dies before the Annuity Commencement Date, We will pay the Beneficiary(s) under the policy an amount equal to the greater of:



        (a) the Accumulation Value, less Credits applied within 12 months immediately preceding the date of death (unless prohibited by state law), or



        (b) the premium payment made, less any partial withdrawals and surrender charges previously imposed on those partial withdrawals, less any rider charges and Longevity Benefit charges applied since the Policy Date, and any additional fees and charges that may apply.



     If the Beneficiary is the spouse of the Annuitant or the owner, see Question 13. (Also see "DISTRIBUTIONS UNDER THE POLICY--Death Before Annuity Commencement" and "FEDERAL TAX MATTERS.")



12. WHAT HAPPENS IF THE ANNUITANT DIES BEFORE THE LONGEVITY COMMENCEMENT DATE?



     If the policyowner is not the Annuitant and the Annuitant dies before the Longevity Commencement Date, the guaranteed death benefit will be paid as described in Question 11. At this point, the policy would end and no Longevity Income Payments would be payable.



13. WHAT HAPPENS IF MY SPOUSE IS THE BENEFICIARY?



     If you are the owner and Annuitant and you die before the Annuity Commencement Date, your spouse may continue the policy as the new owner and Annuitant if he/she is also the sole primary Beneficiary (for Non-Qualified, IRA, Roth IRA, SIMPLE IRA, and SEP policies; only Inherited IRA policies are excluded). If your spouse chooses to continue the policy, We will not pay the death benefit proceeds as a consequence of your death, or the Annuitant's death. In addition, in the event that your spouse continues the policy as the new Annuitant, the Longevity Benefit will end and the Longevity Benefit Charge will be discontinued as of the date we receive notification of your death.



14. CAN I RETURN THE POLICY AFTER IT IS DELIVERED?



     You can cancel the policy by returning it to Us, or to the Registered Representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. Except in jurisdictions where you are entitled by law to receive the total of premium payment made under the policy less any prior partial withdrawals, We will return the Accumulation Value less credits on the date We receive the policy. We will set forth the provision in your Policy.



15. WHAT ABOUT VOTING RIGHTS?


     You can instruct NYLIAC how to vote shares of the Funds in which you have a voting interest through the Separate Account. (See "VOTING RIGHTS.")


16. ARE POLICY LOANS AVAILABLE?


     Policy loans are not available.

17. HOW DO I CONTACT NYLIAC?


                          GENERAL INQUIRIES AND WRITTEN REQUESTS  PREMIUM PAYMENTS
                          --------------------------------------  ----------------------------------
REGULAR MAIL              NYLIAC Variable Products Service        NYLIAC
                          Center                                  75 Remittance Drive
                          Madison Square Station                  Suite 3021
                          P.O. Box 922                            Chicago, IL 60675-3021
                          New York, NY 10159

EXPRESS MAIL              NYLIAC Variable Products Service        NYLIAC, Suite 3021
                          Center                                  c/o The Northern Trust Bank
                          51 Madison Avenue                       350 North Orleans Street
                          Room 651                                Receipt & Dispatch, 8th Floor
                          New York, NY 10010                      Chicago, IL 60654

CUSTOMER SERVICE          (800) 598-2019
AND UNIT VALUES

     You may send service requests to Us at the Variable Products Service Center ("VPSC") addresses listed above. In addition, as described below, you can contact Us through the Internet at Our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("IVR"). (See "Virtual Service Center and Interactive Voice Response System.") Faxed requests are not acceptable and will not be honored at any time. Additionally, We will not accept e-mails of imaged, signed service requests, other than those received through Our Virtual Service Center that have passed all security protocols to identify the policyowner. All NYLIAC requirements must be met in order for Us to process your service requests. Please review all service request forms carefully and provide all required information as applicable to the transaction. If all requirements are not met, We will not be able to process your service request. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important policy statements.

                              FINANCIAL STATEMENTS


     The balance sheet of NYLIAC as of December 31, 2005 and 2004, and the statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2005 (including the report of independent auditors), and the Separate Account statement of assets and liabilities as of December 31, 2005, and the statement of operations, statement of changes in net assets and financial highlights for each of the periods indicated in the Financial Statements (including the report of independent auditors) are included in the SAI. The independent accountants are PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            AND THE SEPARATE ACCOUNT

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies We describe in this Prospectus, NYLIAC offers other life insurance policies and annuities.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $65.8 billion at the end of 2004. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements. The obligations under the policies are obligations of NYLIAC.

     THE SEPARATE ACCOUNT


     The Separate Account was established on [June 10, 2003], pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. The Securities and Exchange Commission, however, does not supervise the management, or the investment practices or policies, of the Separate Account.


     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from Our other assets. The Separate Account assets are not chargeable with liabilities incurred in any of NYLIAC's other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the DCA Account and any other separate account of NYLIAC.


     The Separate Account currently has 44 Investment Divisions that are available under this policy. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Eligible Portfolios of the relevant Fund.


     THE PORTFOLIOS

     The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but still the investment performance may not be the same.

     WE OFFER NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     The Funds also make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called "mixed funding." Except for the MainStay VP Series Fund, all other Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called "shared funding." Although We do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in a certain Fund might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     The Funds and Eligible Portfolios offered though this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the MainStay VP Series Fund and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor.


     We receive payments or compensation from some or all of the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services We provide with respect to the Eligible Portfolios and their availability through the policies. The amounts We receive, if any, may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. Currently, We receive payments or revenue under various arrangements in amounts ranging from 0.10% to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts ranging from 0.05% to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your Registered Representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

     The Eligible Portfolios of the relevant Funds, along with their investment advisers, are listed in the following table:



---------------------------------------------------------------------------------------------------------------------
             FUND                      INVESTMENT ADVISERS                        ELIGIBLE PORTFOLIOS
---------------------------------------------------------------------------------------------------------------------
MainStay VP Series Fund, Inc.    New York Life Investment         MainStay VP Balanced;
                                 Management LLC                   MainStay VP Bond;
                                 Subadviser: MacKay Shields LLC   MainStay VP Capital Appreciation;
                                 ("MacKay")                       MainStay VP Cash Management;
                                                                  MainStay VP Common Stock;
                                                                  MainStay VP Conservative Allocation
                                                                  MainStay VP Convertible;
                                                                  MainStay VP Floating Rate;
                                                                  MainStay VP Government;
                                                                  MainStay VP Growth Allocation
                                                                  MainStay VP High Yield Corporate Bond;
                                                                  MainStay VP International Equity;
                                                                  MainStay VP Mid Cap Core;
                                                                  MainStay VP Mid Cap Growth;
                                                                  MainStay VP Mid Cap Value;
                                                                  MainStay VP Moderate Allocation;
                                                                  MainStay VP Moderate Growth Allocation;
                                                                  MainStay VP S&P 500 Index;
                                                                  MainStay VP Small Cap Growth;
                                                                  MainStay VP Total Return;
                                                                  MainStay VP Value

                                 Subadviser: American Century     MainStay VP Income & Growth
                                 Investment Management, Inc.

                                 Subadviser: The Dreyfus          MainStay VP Basic Value
                                 Corporation

                                 Subadviser: Winslow Capital      MainStay VP Large Cap Growth
                                 Management, Inc.

                                 Subadviser: Lord Abbett &        MainStay VP Developing Growth
                                 Company LLC

---------------------------------------------------------------------------------------------------------------------
The Alger American Fund          Fred Alger Management, Inc.      Alger American Small Capitalization

---------------------------------------------------------------------------------------------------------------------
Calvert Variable Series, Inc.    Calvert Asset Management         Calvert Social Balanced
                                 Advisor Inc.
                                 Subadviser: New Amsterdam
                                 Partners LLC SSgA Funds
                                 Management, Inc.

---------------------------------------------------------------------------------------------------------------------
Liberty Variable Investment      Columbia Management Advisors     Colonial Small Cap Value Fund, Variable Series
Trust                            Inc.

---------------------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios    The Dreyfus Corporation          Dreyfus IP Technology Growth

---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
             FUND                      INVESTMENT ADVISERS                       ELIGIBLE PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance      Fidelity Management and
Products Fund                    Research Company
                                 Subadviser: Fidelity Management  Fidelity(R) VIP Contrafund(R)
                                 & Research (U.K.) Inc.
                                 ("FMRUK"), Fidelity Management
                                 & Research (Far East) Inc.
                                 ("FMRFE"), Fidelity Investments
                                 Japan Limited ("FIJL"), FMR
                                 Co., Inc. ("FMRC")
                                 Subadviser: FMRC                 Fidelity(R) VIP Equity-Income
                                 Subadviser: FMRUK, FMRFE, FIJL,  Fidelity(R) VIP Mid Cap
                                 FMRC
-------------------------------------------------------------------------------------------------------------------
Janus Aspen Series               Janus Capital Management LLC     Janus Aspen Series Balanced;
                                                                  Janus Aspen Series Worldwide Growth
-------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust  MFS(R) Investment Management     MFS(R) Investors Trust Series;
                                                                  MFS(R) Research Series;
                                                                  MFS(R) Utilities Series
-------------------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers        Neuberger Berman Management      Neuberger Berman AMT Mid-Cap Growth
Management Trust                 Inc.
                                 Subadviser: Newberger Berman,
                                 LLC
-------------------------------------------------------------------------------------------------------------------
The Royce Capital Fund           Royce & Associates, LLC          Royce Micro-Cap Portfolio;
                                                                  Royce Small-Cap Portfolio
-------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Series,     T. Rowe Price Associates, Inc.   T. Rowe Price Equity Income Portfolio
Inc.
-------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance      Van Eck Associates Corporation   Van Eck Worldwide Hard Assets
Trust
-------------------------------------------------------------------------------------------------------------------
The Universal Institutional      Morgan Stanley Investment        Van Kampen UIF Emerging Markets Equity
Funds, Inc.                      Management Inc.
-------------------------------------------------------------------------------------------------------------------
Victory Variable Insurance       Victory Capital Management,      Victory VIF Diversified Stock
Funds                            Inc.
-------------------------------------------------------------------------------------------------------------------

Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, subadvisers and the Portfolios. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     You are responsible for choosing the Investment Divisions, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.


     In making your investment selections, We encourage you to thoroughly investigate all of the information regarding the Eligible Portfolios that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.


     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios.

     ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Eligible Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company. We may do this if the shares of the Eligible Portfolios are no longer available for investment or if We believe investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Separate Account. To the extent required by law, We will not make substitutions of shares attributable to your interest in an Investment Division until you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policyowners.

     We may establish new Investment Divisions when We determine, in Our sole discretion, that marketing, tax, investment or other conditions so warrant. We will make any new Investment Divisions available to existing policyowners on a basis We determine. We may also eliminate one or more Investment Divisions, if We determine, in Our sole discretion, that marketing, tax, investment or other conditions warrant.

     In the event of any substitution or change, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Accounts, as permitted by law.

     REINVESTMENT

     We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.


                                   THE POLICY



     This is a single premium policy. It is issued on the lives of individual Annuitants.



     The policy is variable. This means that the Accumulation Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Advantage Plan Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.



     As the owner of the policy, you have the right to (a) change the Beneficiary, (b) receive Income Payments and Longevity Income Payments, (c) name a Payee to receive Income Payments and Longevity Income Payments, and (d) transfer funds among the Investment Divisions. You cannot lose these rights. However, all rights of ownership cease upon your death.



     Generally, policy ownership changes are not allowed, except for legal or estate planning purposes. The policyowner may do so by using Our approved "Transfer of Ownership" form in effect at the time of the request. This change will take effect as of the date We receive your signed form, subject to any payment We made or other action We took before recording the change. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that becomes the owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth and other identifying information. To complete a transfer of ownership, the new policyowner(s) will also be required to submit financial and suitability information.



     Certain provisions of the policy may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your Registered Representative or contact Us for specific information that may be applicable to your state.

     SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU


     In addition to the LifeStages(R) Longevity Benefit Variable Annuity policy described in this Prospectus, We offer other variable annuities, each having different features, fees and charges. Your Registered Representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences.


     The following chart outlines some of the different features for each LifeStages(R) variable annuity We offer. The availability of optional policy features, such as those mentioned in the chart, may increase the cost of the policy. Therefore, when selecting a policy, you should consider what policy features you plan to use within your variable annuity. You should also consider the different surrender charge period associated with each policy in light of the length of time you plan to hold your policy (i.e., your time horizon). If you intend to make multiple contributions to your policy over time, you may want to consider a surrender charge period that is based on the policy date. If you intend to make a single contribution or limited contributions over time, you may want to consider a policy with a surrender charge period that is based on each premium payment. In addition to the surrender charges, you should also evaluate the available policy features and the different fees associated with each of the features and of the policy.

     You should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. Both the product and underlying Fund prospectuses contain this and other information about the variable annuities and underlying investment options. Your Registered Representative can provide you with prospectuses for one or more of these variable annuities and the underlying Funds. Please read the prospectuses carefully before investing.

-----------------------------------------------------------------------------------------------------------------------
                                                 LIFESTAGES(R) PREMIUM
                       LIFESTAGES(R) LONGEVITY            PLUS           LIFESTAGES(R) ELITE   LIFESTAGES(R) ESSENTIALS
                       BENEFIT VARIABLE ANNUITY  ELITE VARIABLE ANNUITY    VARIABLE ANNUITY        VARIABLE ANNUITY
-----------------------------------------------------------------------------------------------------------------------
Surrender Charge       10 Years (8%, 8%, 8%,     10 Years (8%, 8%, 8%,   8 Years (8%, 8%, 8%,  7 Years (7%, 7%, 7%, 6%,
Period                 7%, 6%, 5%, 4%, 3%, 3%,    7%, 6%, 5%, 4%, 3%,      7%, 6%, 5%, 4%,     6%, 5%, 4% -- based on
                         3% -- based on the       3%, 3% -- based on     3% -- based on each    each premium payment
                       premium payment date)*    each premium payment      premium payment             date)
                                                        date)*                  date)*
-----------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan     Yes (6 month account)     Yes (6 month account)       Yes (6 month       Yes (6, 12, 18 month
                                                                               account)              accounts)
-----------------------------------------------------------------------------------------------------------------------
Interest Sweep                  Yes                       Yes                    Yes                    Yes
-----------------------------------------------------------------------------------------------------------------------
Longevity Benefit               Yes                       No                      No                     No
-----------------------------------------------------------------------------------------------------------------------
Premium Credit                  Yes                       Yes                     No                     No
-----------------------------------------------------------------------------------------------------------------------
Fixed Account                   Yes                       Yes                    Yes                    Yes
                              One-Year                 One-Year                One-Year              - One-Year
                                                                                                    - Three-Year
-----------------------------------------------------------------------------------------------------------------------
Reset Death Benefit           Optional                 Optional                Optional        Annual reset to age 80
Guarantee              Annual reset to age 80    Annual reset to age 80  Annual reset to age
                                                                                  80
-----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit   Ages 65 or                Ages 65 or              Ages 65 or                     N/A
Reset Charge           younger:     0.30%        younger:     0.30%      younger:     0.30%
                                                 Ages 66 to 75: 0.35%    Ages 66 to 75: 0.35%
-----------------------------------------------------------------------------------------------------------------------
Mortality and Expense  1.45%                     1.90%                   1.70%                 1.45%
Risk and               Based on Adjusted         Based on Adjusted       Based on Adjusted     Based on assets of the
Administration Costs   Premium Payments.         Premium Payments.       Premium Payments.     Separate Account.
Charge                 Charge is not reflected   Charge is not           Charge is not         Charge is reflected in
                       in the Accumulation Unit  reflected in the        reflected in the      the Accumulation Unit
                       Value                     Accumulation Unit       Accumulation Unit     Value
                                                 Value                   Value
-----------------------------------------------------------------------------------------------------------------------
Longevity Benefit      1.00%                              N/A                    N/A                    N/A
Charge                 Based on the total
                       premium payment made to
                       the policy. Charge is
                       reflected in the
                       Accumulation Unit Value
-----------------------------------------------------------------------------------------------------------------------
Annual Policy Service           $30                       $30                    $30                    $30
Charge
-----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value            $100,000                 $100,000                $100,000               $50,000
Required to Waive
Annual Policy Service
Charge
-----------------------------------------------------------------------------------------------------------------------

---------------------  --------------------------------------------------------------------------------------------
                                                                       LIFESTAGES(R) FLEXIBLE
                        LIFESTAGES(R) PREMIUM    LIFESTAGES(R) SELECT     PREMIUM VARIABLE     LIFESTAGES(R) ACCESS
                       PLUS II VARIABLE ANNUITY    VARIABLE ANNUITY           ANNUITY            VARIABLE ANNUITY
---------------------  --------------------------------------------------------------------------------------------
Surrender Charge       8 Years (8%, 8%, 8%, 7%,    3 Years (8%, 8%,    9 Years (7%, 7%, 7%,            None
Period                 6%, 5%, 4%, 3% -- based   7% -- based on each    6%, 5%, 4%, 3%, 2%,
                       on each premium payment     premium payment     1% -- based on policy
                               date)*                   date)                  date)
-----------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan     Yes (6 month account)     Yes (6 and 12 month            No                      No
                                                      accounts)
-----------------------------------------------------------------------------------------------------------------------
Interest Sweep                  Yes                      Yes                    Yes                     No
-----------------------------------------------------------------------------------------------------------------------
Longevity Benefit                No                       No                    No                      No
-----------------------------------------------------------------------------------------------------------------------
Premium Credit                  Yes                       No                    No                      No
-----------------------------------------------------------------------------------------------------------------------
Fixed Account                   Yes                      Yes                    Yes                    Yes
                              One-Year                 One-Year              One-Year                One-Year
-----------------------------------------------------------------------------------------------------------------------
Reset Death Benefit    Annual reset to age 80    Annual reset to age   3 year reset to age 85    Annual reset to
Guarantee                                                 80                                          age 80
-----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit            N/A                      N/A                    N/A                    N/A
Reset Charge
-----------------------------------------------------------------------------------------------------------------------
Mortality and Expense  1.75%                     1.85%                 1.40%                   1.55%
Risk and               Based on assets of the    Based on assets of    Based on assets of the  Based on assets of
Administration Costs   Separate Account.         the Separate          Separate Account.       the Separate
Charge                 Charge is reflected in    Account.              Charge is reflected in  Account.
                       the Accumulation Unit     Charge is reflected   the Accumulation Unit   Charge is reflected
                       Value                     in the Accumulation   Value                   in the Accumulation
                                                 Unit Value                                    Unit Value
-----------------------------------------------------------------------------------------------------------------------
Longevity Benefit               N/A                      N/A                    N/A                    N/A
Charge
-----------------------------------------------------------------------------------------------------------------------
Annual Policy Service           $30                      $50                    $30                    $40*
Charge
-----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value            $100,000                 $100,000               $20,000                $50,000
Required to Waive
Annual Policy Service
Charge
-----------------------------------------------------------------------------------------------------------------------


     All policies and features may not be available in all jurisdictions.
 *  May be different in some jurisdictions.

     QUALIFIED [AND NON-QUALIFIED] POLICIES



     We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date. Please be aware that as of the date of this Prospectus, we issue only Non-Qualified Policies. Please consult with your Registered Representative to determine when Qualified Policies will become available. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy (when available) for use with any one of the tax-qualified plans listed below.


     (1) Section 403(b) TSAs purchased by employees of certain tax-exempt organizations and certain state-supported educational institutions; or


     (2) Section 408, 408(p) or 408A Individual Retirement Annuities ("IRAs"), including Roth IRAs, Inherited IRAs, SEPs and SIMPLE IRAs.


     Please see "Federal Tax Matters" for a detailed description of these plans.


     If you are considering a Qualified Policy or a Non-Qualified Policy to fund another type of tax-qualified retirement plan, you should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Code. In such situations, the tax deferral of the annuity does not provide additional benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of investments which may be more or less costly. However, the fees and charges under the policy are designed to provide for certain payment guarantees and features other than tax deferral that may not be available in other investments. They may include:


     (1) a death benefit that is payable should you die while the policy is in force, which is guaranteed to be at least the amount of your premium payments, less any partial withdrawals, policy service charges, mortality and expense risk and administrative costs charges, rider charges and Credits applied within 12 months immediately preceding the date of death (unless prohibited by state law);


     (2) a longevity benefit that is payable if the policy remains in force, the premium payment for the policy has been made and the Annuitant is alive on the Longevity Commencement Date;



     (3) the option for your Beneficiary to receive a guaranteed amount of monthly income for his or her lifetime should you die prior to the Annuity Commencement Date;



     (4) the option to receive (without surrender charges) a guaranteed amount of monthly income for life after the first Policy Year;



     (5) an Unemployment Benefit Rider and a Living Needs Benefit Rider, which allow you to withdraw money from your policy without the imposition of surrender charges, subject to the terms of each rider;



     (6) the option for your spouse to continue the policy upon your death prior to the Annuity Commencement Date if your spouse is named the sole primary Beneficiary;



     (7) a Fixed Account option which offers a guaranteed fixed interest rate;



     (8) an Interest Sweep feature which provides the opportunity to allocate interest earned on monies in the Fixed Account to the Investment Divisions under the policy;



     (9) an optional Annual Death Benefit Reset Rider, Enhanced Beneficiary Benefit Rider and Enhanced Spousal Continuance Rider which may allow you to increase your death benefit by an amount based on the gain in the policy.


     These features are explained in detail in this Prospectus. You should consult with your tax or legal advisor to determine if the policy is suitable for your tax qualified plan.


     POLICY APPLICATION AND PREMIUM PAYMENT



     You can purchase a policy by completing an application. The application is sent to one of NYLIAC's service centers with your premium payment. If the application is complete and accurate and We have received all other information necessary to process the application, We will credit the premium payment within two Business Days after receipt at the service center. If We cannot credit the premium payment within five Business Days after We receive it because the application is incomplete or inaccurate, We will contact you and explain the reason for the delay. Unless you consent to NYLIAC's retaining the premium payment and crediting it as soon as the necessary requirements are fulfilled, We will offer to refund the premium payment immediately. Acceptance of applications is subject to NYLIAC's rules. We reserve the right to reject any application or premium payment. Our rules generally require that only one policyowner be named. However, there are exceptions to these rules, such as when the application is related to certain exchanges of in-force annuities in accordance with Section 1035 of the Code. If We issue a jointly spousal owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner.



     We will allocate the premium payment to the Fixed Account or DCA Advantage Account and Investment Divisions you have chosen immediately. We reserve the right to limit the amount of the premium payment that you may place in any one Allocation Alternative. THE MAXIMUM PERCENTAGE OF THE PREMIUM PAYMENT THAT CAN BE ALLOCATED TO THE FIXED ACCOUNT IS DESCRIBED ON THE POLICY DATA PAGE. ACCEPTANCE OF THE PREMIUM PAYMENT IS SUBJECT TO OUR SUITABILITY STANDARDS.



     You may allocate the premium payment in up to 44 Investment Divisions, the Fixed Account and the DCA Advantage Account.



     Unless We permit otherwise, the minimum premium payment is $50,000 for both Non-Qualified Policies and Qualified Policies (when available). The current available methods of payment are direct payments to NYLIAC and any other method agreed to by Us. The maximum premium payment We accept is $1,500,000 without prior approval. NYLIAC reserves the right to limit the dollar amount of the premium payment. For Qualified Policies (when available), you may not make a premium payment in excess of the amount permitted by the plan or by law. If you select the DCA Advantage Account, the minimum amount that must be allocated is $5,000.



     PAYMENT RETURNED FOR INSUFFICIENT FUNDS



     If your premium payment is returned for insufficient funds, We reserve the right to reverse the investment options chosen and charge you a $20 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment.


     CREDIT




     We will apply a Credit to your Accumulation Value at the time of the premium payment. The Credit is calculated as a percentage of the premium payment. The percentage will depend on the Credit Rate schedule then in effect, and will never be less than 2.00%. The Credit Rate applicable to the premium payment varies, depending on the total amount of the premium payment received under the policy ("Total Accumulated Premiums"). Withdrawals will not reduce total accumulated premiums. In addition, if We receive more than one premium payment, We will adjust the Credits applied to such payments using the Credit Rate applicable to the later payment(s) made during that period. We will apply any additional Credit amounts resulting from such adjustments as of the date We receive the later premium payment.


     As of the date of this prospectus, the Credit Rate schedule is as follows:

 TOTAL ACCUMULATED PREMIUMS   CREDIT RATE
---------------------------   -----------
    at least      less than
------------   ------------
    minimum     $   50,000       3.00%
 $   50,000     $  100,000       3.25%
 $  100,000     $  500,000       4.00%
 $  500,000     $1,000,000       5.00%
 $1,000,000*    $2,500,000       5.00%
 $2,500,000     $5,000,000       5.00%
 $5,000,000      unlimited       5.00%

---------------
* Total Accumulated Premiums in excess of $1,500,000 are subject to prior approval. (See "POLICY APPLICATION AND PREMIUM PAYMENTS.")

     With notice to you, in Our sole discretion, We may change both the Credit Rates and the Total Accumulated Premiums brackets applicable to future premium payments under your policy. Subsequent premium payments will receive the Credit Rate then in effect for the applicable bracket. In setting the Credit Rates and associated brackets, NYLIAC will consider fixed and variable expenses incurred in policy issue, servicing and maintenance, the average length of time that policies issued remain in force along with the mortality experience of those policies, and NYLIAC's competitive position in the market place.

     We will deduct the amount of the Credit from the amount returned to you if you cancel your policy. (See "YOUR RIGHT TO CANCEL ("FREE LOOK").") Also, in states where permitted, We may deduct from the death benefit proceeds any Credit applied within the 12 months immediately preceding the date of death of the owner or annuitant (unless prohibited by state law). (See "DEATH BEFORE ANNUITY COMMENCEMENT.")


     The Credit is allocated to the same Allocation Alternatives and the DCA Advantage Account based on the same percentages used to allocate your premium payment. We do not consider the Credit to be a premium payment for purposes of any discussion in this prospectus. The Credit is also not considered to be your investment in the policy for tax purposes.



     Fees and charges for a policy with a Credit and a Longevity Benefit may be higher than those for other policies. For example, We use a portion of the surrender charge and the Mortality and Expense Risk and Administrative Costs charge to help recover the cost of providing the Credit under the policy. (See "THE POLICY -- Selecting the Variable Annuity That's Right for You."). In addition, surrender periods may be longer for a policy with a Credit than those for other policies. Over time, the amount of the Credit and the Longevity Benefit may be more than offset by those higher charges. There may be circumstances in which the purchase of a LifeStages Longevity Benefit Variable Annuity is less advantageous than the purchase of another LifeStages variable annuity which might have lower fees but no Credit or Longevity Benefit. This may be the case, for example, if you plan to annuitize ahead of schedule. You should consider this possibility before purchasing the policy.


     YOUR RIGHT TO CANCEL ("FREE LOOK")


     You may cancel the policy by returning it to Us, or to the Registered Representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. In states where approved, you will receive the policy's Accumulation Value on the Business Day We receive the policy, less the Credit, but without any deduction for premium taxes or a surrender charge. This amount may be more or less than your premium payments. Otherwise, you will receive from Us the greater of (i) the premium payment less any prior partial withdrawals or (ii) the Accumulation Value on the Business Day We receive the policy, less the Credit, but without any deduction for premium taxes or a surrender charge. We will set forth the provision in your policy.



     LONGEVITY BENEFIT



     The Longevity Benefit is an additional benefit that is automatically included with the policy. The Longevity Benefit is funded through the assessment of a fee which is based on the amount of the premium payment. (See "CHARGES AND DEDUCTIONS--Longevity Benefit Charge"). The Longevity Benefit has no accessible accumulation value, and therefore is not dependent on the performance of the underlying Investment Divisions. We will make Longevity Income Payments to you or the Payee(s) designated by you, if the policy remains in force, the Annuitant is living on the Longevity Commencement Date and the premium payment has been made under the policy.



     The Longevity Benefit is determined by the premium paid, the age and sex of the Annuitant on the policy issue date and the number of policy years between the policy issue date and the Longevity Commencement Date. Neither the Longevity Benefit nor the Longevity Benefit Charge will be modified by any partial withdrawals under the policy. The Longevity Benefit may only be cancelled in the event that you surrender the policy or your spouse continues the policy as the new Annuitant upon your death. In addition, the Longevity Commencement Date will vary based upon the age of the Annuitant on the policy issue date. The Longevity Commencement Date is established on the policy issue date and this date cannot be changed.


     ISSUE AGES


     We can issue Non-Qualified Policies if you and the Annuitant are between the ages of 40 and 65.



     For IRA, Roth IRA, TSA, SEP plans, Inherited IRAs and SIMPLE IRAs, you must also be the Annuitant. We can issue Qualified Policies (when available) if the Owner/Annuitant is between the ages of 40 and 65.


     TRANSFERS

     You may transfer amounts between the Investment Divisions of the Separate Account or from the DCA Advantage Account into the Investment Divisions up to 30 days before the Annuity Commencement Date (see "The DCA Advantage Account"). In any given Policy Year, you may also transfer up to 20% of the Fixed

Accumulation Value as of the beginning of such Policy Year, including Interest Sweep Option transfers, from the Fixed Account into the Investment Divisions. No other transfers from the Fixed Account are allowed. You may not make transfers into the DCA Advantage Plan Account or the Fixed Account. Except in connection with transfers made pursuant to the Dollar Cost Averaging and Automatic Asset Reallocation options, the minimum that you may transfer from one Investment Division to other Investment Divisions is $25. Except for the Dollar Cost Averaging and Automatic Asset Reallocation options, if the value of the remaining Accumulation Units in an Investment Division would be less than $500 after you make a transfer, We will transfer the entire value unless NYLIAC in its discretion determines otherwise. The amount(s) transferred to other Investment Divisions must be a minimum of $25 for each Investment Division, except for transfers made under the Interest Sweep option.

     There is no charge for the first 12 transfers in any one Policy Year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements. Any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, Interest Sweep and the DCA Advantage Plan options will not count as a transfer toward the 12 transfer limit.

     You can request a transfer in four ways:


     - submit your request in writing on a form We approve to the Variable Products Service Center at the addresses listed in Question 17 of this Prospectus (or any other address We indicate to you in writing);


     - use the Interactive Voice Response System at 800-598-2019;

     - speak to a Customer Service Representative at 800-598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time); or

     - make your request through the Virtual Service Center.

     Your transfer requests must be in writing on a form approved by NYLIAC, through Our Virtual Service Center, or by telephone in accordance with established procedures. (See "Virtual Service Center and Interactive Voice Response System.")

     NYLIAC is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures. We must receive telephone transfer requests no later than 4:00 p.m. Eastern Time in order to assure same-day processing. We will process requests received after 4:00 p.m. on the next Business Day.

     LIMITS ON TRANSFERS

     Procedures Designed to Limit Potentially Harmful Transfers--This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if We determine, in Our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, We may, for example:

     - reject a transfer request from you or from any person acting on your behalf

     - restrict the method of making a transfer

     - charge you for any redemption fee imposed by an underlying Fund

     - limit the dollar amount, frequency or number of transfers.

     Currently, if you or someone acting on your behalf requests transfers into or out of one or more Investment Divisions on three or more days within any 60-day period and/or requests one transfer of $250,000 or more, We will send you a letter notifying you that a transfer limitation has been exceeded. If We receive an additional transfer request that exceeds either of these limits, We will process the transfer request. Thereafter, We will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier. We will provide you with written notice when We take this action.

     We currently do not include transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP Cash Management

Investment Division within 60 days of the issuance of a policy, and transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options in these limitations. However, We reserve the right to include them in the future.

     WE MAY CHANGE THESE LIMITATIONS OR RESTRICTIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that We may utilize in the future, will be applied even if We cannot identify any specific harmful effect from any particular transfer.

     We apply Our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Fund portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request We reject or reverse. You should read the Fund prospectuses for more details on their ability to refuse or restrict purchases or redemptions of their shares.

     Risks Associated with Potentially Harmful Transfers--Our procedures are designed to limit potentially harmful transfers. However, We cannot guarantee that Our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

     - We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than Our procedures in deterring or preventing potentially harmful transfer activity.

     - Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

     - (1) The underlying Fund portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Fund portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Fund portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

       (2) The purchase and redemption orders received by the underlying Fund portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by Us. The nature of these combined orders may limit the underlying Fund portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Fund portfolio believes that a combined order We submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying Fund portfolio may reject the entire order and thereby prevent Us from implementing any transfers that day. We do not generally expect this to happen.

     - Other insurance companies, which invest in the Fund portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including Ours, whose variable investment options correspond to the affected underlying Fund portfolios.

     - Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

          (1) an adverse effect on portfolio management, such as:

               a) impeding a portfolio manager's ability to sustain an investment objective;

               b) causing the underlying Fund portfolio to maintain a higher level of cash than would otherwise be the case; or

               c) causing an underlying Fund portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Fund portfolio.

          (2) increased administrative and Fund brokerage expenses.

          (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Fund portfolio are made when, and if, the underlying Fund portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

VIRTUAL SERVICE CENTER ("VSC") AND INTERACTIVE VOICE RESPONSE ("IVR") SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers. The VSC and IVR are not available to corporate policyowners or trusts that own policies. We may revoke VSC and IVR privileges for certain policyowners (see "Limits on Transfers").

     To enable you to access the VSC and IVR, you will automatically receive a Personal Identification Number (PIN). With your Social Security Number, the PIN will give you access to both the VSC on Our corporate website, www.newyorklife.com, and the IVR using the toll-free number 1-800-598-2019. You should protect your PIN and your Social Security number, because Our self-service options will be available to anyone who provides your Social Security number and your PIN; We will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     As described herein We will use reasonable procedures to make sure that the instructions We receive through the VSC and IVR are genuine. We are not responsible for any loss, cost or expense for any actions We take based on instructions received through IVR or VSC which We believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all owners if the policy is jointly owned. Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

     Availability of the VSC or IVR may temporarily be interrupted at certain times. We do not assume responsibility for any loss while service is unavailable.

     VSC

     The VSC is available Monday through Saturday, from 7 a.m. until 10 p.m. (Eastern Time).

     The VSC enables you to:

        -- e-mail your Registered Representative or the VPSC;

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments;

        -- reset your PIN;

        -- change your address; and

        -- obtain service forms.

     IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments; and

        -- speak with one of Our Customer Service Representatives on Business
           Days, between the hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

     You can authorize a third party to have access in the IVR to your policy information and to make fund transfers, allocation changes and other permitted transactions by completing a Telephone Request Form. A Customer Service Representative will require certain identifying information (Social Security number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized. See "The Policies--Transfers" for information on how to transfer assets between Investment Divisions.

     NYLIAC does not permit current and former Registered Representatives to have authorization to request transactions on behalf of their clients. Authorization to these Registered Representatives will be limited to accessing policy information only.

     Facsimile requests are not acceptable and will not be honored at any time. Additionally, We will not accept emails of imaged, signed service requests, other than those received through Our Virtual Service Center that have passed all security protocols to identify the policyowner.

     DOLLAR COST AVERAGING PROGRAMS

     The main objective of dollar cost averaging is to achieve an average cost per share that is lower than the average price per share during volatile market conditions. Since you transfer the same dollar amount to an Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar cost averaging does not assure a profit or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue to make purchases during periods of low price levels. NYLIAC will also offer the DCA Advantage Plan under which you may utilize the 6-month Account. (See "THE POLICIES--The DCA Advantage Plan.") We do not count transfers under Our Dollar Cost Averaging programs as part of your 12 free transfers each policy year.

     We have set forth below an example of how dollar cost averaging works. In the example, We have assumed that you want to move $100 from the MainStay VP Cash Management Investment Division to the MainStay VP Common Stock--Service Class Investment Division each month. Assuming the Accumulation Unit values below, you would purchase the following number of Accumulation Units:


 ------------------------------------------------------------------
             AMOUNT           ACCUMULATION       ACCUMULATION UNITS
MONTH       TRANSFERRED       UNIT VALUE           PURCHASED
 ------------------------------------------------------------------
 1             $100              $10.00                10.00
 ------------------------------------------------------------------
 2             $100              $ 8.00                12.50
 ------------------------------------------------------------------
 3             $100              $12.50                 8.00
 ------------------------------------------------------------------
 4             $100              $ 7.50                13.33
 ------------------------------------------------------------------
  Total        $400              $38.00                43.83
 ------------------------------------------------------------------

The average unit price is calculated as follows:

 Total share price         $38.00
--------------------   =   ------   =   $9.50
  Number of months           4

The average unit cost is calculated as follows:

Total amount transferred       $400.00
------------------------   =   -------   =   $9.13
 Total units purchased          43.83

     In this example, you would have paid an average cost of $9.13 per unit while the average price per unit is $9.50.

     (a) Traditional Dollar Cost Averaging

     This option permits systematic investing to be made in equal installments over various market cycles to help reduce risk. You may specify, prior to the Annuity Commencement Date, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions. You specify the Investment Divisions to transfer money from, the Investment Divisions to transfer money to, the amounts to be transferred, the date on which transfers will be made, subject to Our rules, and the frequency of the transfers (either monthly, quarterly, semi-annually or annually). Each transfer from an Investment Division must be at least $100. You must have a minimum Accumulation Value of $2,500 to elect this option. Once all money has been allocated to the Investment Divisions of your choice or the balance in the Investment Division you are transferring from is less than $100.00, the traditional Dollar Cost Averaging option will cease. A new request must be submitted to reactivate this feature. NYLIAC may reduce the minimum transfer amount and minimum Accumulation Value at its discretion. You may not make transfers into or out of the Fixed Account under this option.


     NYLIAC will make all Dollar Cost Averaging transfers on the day of each calendar month that you specify or on the next Business Day (if the day you have specified is not a Business Day). You may specify any day of the month except the 29th, 30th, or 31st. In order to process a transfer under Our traditional Dollar Cost Averaging option, NYLIAC must have received a request in writing no later than five Business Days prior to the date the transfers are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. All written requests must be sent to the address listed in Question 17 of this Prospectus. Facsimile requests will not be accepted or processed.


     You may cancel the traditional Dollar Cost Averaging option at any time in a written request. NYLIAC may also cancel this option if the Accumulation Value is less than $2,500, or such lower amount as We may determine. You may not elect the traditional Dollar Cost Averaging option if you have selected the Automatic Asset Reallocation option.

     This feature is available to you at no additional cost.

     (b) The DCA Advantage Account

     This feature permits you to set up automatic Dollar Cost Averaging using the 6-month DCA Advantage Account when an initial premium payment or a subsequent premium payment is made. You can request the DCA Advantage Account in addition to the traditional Dollar Cost Averaging, Interest Sweep or Automatic Asset Reallocation options.


     You must allocate a MINIMUM OF $5,000 to the DCA Advantage Account. If you send less than the $5,000 minimum to the DCA Advantage Account, the payment will be automatically applied to the Investment Divisions that you have specified to receive transfers from the DCA Advantage Account. You must specify the Investment Divisions into which transfers from the DCA Advantage Account are to be made. You may not make transfers from the DCA Advantage Account into the Fixed Account. Amounts in the DCA Advantage Account will be transferred to the Investment Divisions in 6 monthly transfers. Dollar Cost Averaging will begin one month from the date NYLIAC receives the premium payment and transfers will be made on the same day or on the next Business Day (if the day is not a Business Day or does not exist in that month) each subsequent month for the duration of the DCA Advantage Account. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Advantage Account. For example, the amount of the first monthly transfer out of the DCA Advantage Account will equal 1/6 of the value of the DCA Advantage Account on the date of the transfer. The amount of each of the five remaining transfers will equal 1/5, 1/4, 1/3, 1/2 and the balance, respectively, of the value of the DCA Advantage Account on the date of each transfer.


     You may not have more than one DCA Advantage Account open at the same time. Accordingly, any subsequent premium payment We receive for the DCA Advantage Account that is already open will be allocated to that same DCA Advantage Account and will earn the interest rate in effect on that day. The entire value of the DCA Advantage Account will be completely transferred to the Investment Divisions within the duration specified. For example, if you allocate an initial premium payment to the 6-month DCA Advantage Account under which the 6-month term will end on December 31, 2006 and there is a subsequent premium payment to the 6-month DCA Advantage Account before December 31, 2006, We will allocate the subsequent premium payment to the same 6-month DCA Advantage Account already opened and transfer the entire value of the 6-month DCA Advantage Account to the Investment Divisions by December 31, 2006 even though a portion of the money was not in that DCA Advantage Account for the entire 6-month period. If an additional premium payment is allocated to the DCA Advantage Account, after the duration has expired, the Plan will be reactivated and will earn the interest rate in effect on that day.



     You can make partial withdrawals and transfers (in addition to the automatic transfers described above) from the DCA Advantage Account. We will make partial withdrawals and transfers first from the DCA Accumulation Value attributed to the premium payment and then from the DCA Accumulation Value attributed to subsequent allocations in the order received.


     YOU CANNOT MAKE TRANSFERS INTO THE DCA ADVANTAGE ACCOUNT FROM ANY ALLOCATION ALTERNATIVE.

     This feature is available to you at no additional cost.

     AUTOMATIC ASSET REALLOCATION


     This option allows you to maintain the percentage allocated to each Investment Division at a pre-set level. For example, you might specify that 50% of the Variable Accumulation Value of your policy be allocated to the MainStay VP Convertible--Service Class Investment Division and 50% of the Variable Accumulation Value be allocated to the MainStay VP International Equity--Service Class Investment Division. Over time, the fluctuations in each of these Investment Divisions' investment results will shift the percentages. If you elect this Automatic Asset Reallocation option, NYLIAC will automatically transfer your Variable Accumulation Value back to the percentages you specify. You may choose to have reallocations made quarterly, semi-annually or annually. You must also specify the day of the month that reallocations are to occur (with the exception of the 29th, 30th or 31st of a month). We will not process an Automatic Asset Reallocation transfer unless We receive a written request at the Variable Products Service Center at the addresses listed in Question 17 of this Prospectus. We must receive this request at least five business days before the date the transfers are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. The minimum Variable Accumulation Value required to elect this option is $2,500. There is no minimum amount which you must allocate among the Investment Divisions under this option.


     You can cancel the Automatic Asset Reallocation option at any time in a written request. NYLIAC may also cancel this option if the Accumulation Value is less than $2,500, or such a lower amount as We may determine. You may not elect the Automatic Asset Reallocation option if you have selected the traditional Dollar Cost Averaging option.

     This feature is available to you at no additional cost.

     INTEREST SWEEP


     You can request, prior to the Annuity Commencement Date, that the interest earned on monies allocated to the Fixed Account be transferred from the Fixed Account to any combination of Investment Divisions, subject to certain limitations (See "Transfers"). You will specify the Investment Divisions, the frequency of the transfers (either monthly, quarterly, semi-annually or annually), and the day of each calendar month to make the transfers (except the 29th, 30th or 31st of a month). We will not process an Interest Sweep transfer unless We receive a written request at the Variable Products Service Center at the address listed in Question 17 of this Prospectus. In order to process an Interest Sweep transfer, NYLIAC must receive a request in writing at least five Business Days prior to the date the transfers are scheduled to begin. If We do not receive the request within the five Business Days, the Interest Sweep transfer will commence on the day requested in the following month. Facsimile requests will not be accepted or processed. The minimum Fixed Accumulation Value required to elect this option is $2,500, but this amount may be reduced at Our discretion. NYLIAC will make all Interest Sweep transfers on the day that you specify or on the next Business Day (if the day you have specified is not a Business Day).


     You may request the Interest Sweep option in addition to either the traditional Dollar Cost Averaging, Automatic Asset Reallocation or the DCA Advantage Plan. If an Interest Sweep transfer is scheduled for the same day as a transfer related to the traditional Dollar Cost Averaging option, the Automatic Asset Reallocation option or the DCA Advantage Plan, We will process the Interest Sweep transfer first.

     You can cancel the Interest Sweep option at any time in a written request. We may also cancel this option if the Fixed Accumulation Value is less than $2,500, or such a lower amount as We may determine.

     This feature is available to you at no additional cost.

     ACCUMULATION PERIOD


     (a) Crediting of Premium Payment



     You can allocate a portion of the premium payment to one or more Investment Divisions, the Fixed Account or the DCA Advantage Account. The minimum amount that you may allocate to any one Investment Division or the Fixed Account is $25 (or such lower amount as We may permit). The minimum amount that you may allocate to the DCA Advantage Plan Account is $5,000. (See "THE DCA ADVANTAGE PLAN.") We will allocate the premium payment to the Allocation Alternatives and/or the DCA Advantage Plan Account you have specified within two Business Days after receipt. We will apply Credits to the same Allocation Alternatives and/or the DCA Advantage Plan Account based on the same percentages used to allocate your premium payment.



     We will credit that portion of the premium payment (and any Credit thereon) you allocate to an Investment Division in the form of Accumulation Units. We determine the number of Accumulation Units We credit to a policy by dividing the amount allocated to each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day We are making this calculation. The value of an Accumulation Unit will vary with the investment experience of the Portfolio in which the Investment Division invests. The number of Accumulation Units We credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. (See "The Fixed Account" for a description of interest crediting.)


     (b) Valuation of Accumulation Units

     The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio. The Statement of Additional Information contains a detailed description of how We value the Accumulation Units.

     RIDERS


     We include two riders under the policy at no additional charge: an Unemployment Benefit Rider, for Non-Qualified, IRA, Roth IRA, Inherited IRA and SIMPLE IRA policies, and a Living Needs Benefit Rider, for all types of policies. These two riders are described below and both provide for an increase in the amount that can be withdrawn from your policy which will not be subject to a surrender charge upon the happening of certain qualifying events. We also offer the Annual Death Benefit Reset ("ADBR") and Enhanced Beneficiary Benefit ("EBB") riders described below, each of which is available at an additional cost. We also include the Enhanced Spousal Continuance Rider (if the EBB Rider is elected) and a Upromise Account Rider, each of which is available at no additional cost. Each rider is available only in those jurisdictions where it has been approved. Please consult with your Registered Representative regarding the availability of these riders in your state.


     (a) Living Needs Benefit Rider


     If the Annuitant enters a nursing home, becomes terminally ill or disabled, you, the policyowner, may be eligible to receive all or a portion of the Accumulation Value without paying a surrender charge. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. We must be provided with proof that the Annuitant has spent 60 or more consecutive days in a nursing home, is terminally ill or disabled. Withdrawals will be taxable to the extent of gain and, prior to age 59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To qualify for the disability benefit of this rider, the Annuitant must be classified as disabled by the Social Security Administration. You, the policyowner, are no longer eligible for the disability benefit once the Annuitant begins collecting Social Security retirement benefits. The rider will be effective the later of the date you meet the above requirements or the date We receive your notification. There is no additional charge for this rider.


     (b) Unemployment Benefit Rider


     For all Non-Qualified, IRA, Roth IRA, Inherited IRA and SIMPLE IRA policies, if you become unemployed, you may be eligible to increase the amount that can be withdrawn from your policy up to 50% without paying surrender charges. This rider can only be used once. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. You also must have been unemployed for at least 60 consecutive days. Withdrawals may be taxable transactions and, prior to age
59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To apply for this benefit, you must submit a determination letter from the applicable state's Department of Labor indicating that you qualify for and are receiving unemployment benefits. The rider will be effective the later of the date you meet the above requirements or the date We receive your notification. There is no additional charge for this rider.



     (c) Enhanced Beneficiary Benefit Rider (optional)



     THE ENHANCED BENEFICIARY BENEFIT (EBB) RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The EBB Rider is available on Non-Qualified Policies and, where permitted by the IRS, also on Qualified Policies (when available). The EBB Rider can increase the death benefit if you or the Annuitant die before the Annuity Commencement Date. If you select this Rider, the EBB, in addition to the amount payable under the terms of your policy, may be payable to your Beneficiary(ies) if you, or the Annuitant (if you are not the Annuitant), die prior to the Annuity Commencement Date. Therefore, under this Rider, the total death benefit payable will be the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus plus the EBB, if any.


     While this Rider is in effect, We will deduct a charge from your Accumulation Value on each policy quarter. (See "CHARGES AND DEDUCTIONS--Other Charges--Enhanced Beneficiary Benefit Rider Charge.")


     The payment under the EBB Rider is calculated as a percentage of any Gain in the policy as of the date We receive all necessary requirements to pay death benefit proceeds. As of the date of this Prospectus, the applicable percentage is 50%. We may change the applicable percentages under the EBB Rider from time to time, however, the applicable percentage will not be less than 40% nor greater than 60%.



     WHEN YOU SELECT THE EBB RIDER, THE APPLICABLE PERCENTAGE WILL APPEAR ON YOUR POLICY DATA PAGE. THE APPLICABLE PERCENTAGE FOR THE POLICY WILL NOT CHANGE ONCE THE POLICY IS ISSUED. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE FOR FURTHER DETAILS.


     The Gain equals the policy's Accumulation Value minus the adjusted premium payments. For the purposes of this section, adjusted premium payments are the total of all premium payments less proportional withdrawals. Proportional withdrawals are the amount(s) withdrawn from the policy divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the total of all adjusted premium payments immediately preceding the withdrawal.

     If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion of the EBB. The EBB will be calculated for a Beneficiary on each date that We receive all necessary requirements to pay such Beneficiary. Due to market fluctuations, the EBB may increase or decrease and Beneficiaries may therefore be paid different amounts.


     The maximum amount payable under the EBB Rider, regardless of the Gain, is equal to a percentage of adjusted premium payments. As of the date of this Prospectus, the applicable percentage is 100%. We may change the applicable percentages under the EBB Rider from time to time, but the maximum amount payable will not exceed 200% of the Adjusted Premium Payment. If you select this Rider, the applicable percentage will appear on your Policy Data Page. Please check with your Registered Representative for further details.



     There will be no payment under the EBB Rider if on the date We calculate the EBB: 1) there is no Gain, 2) the policy's Accumulation Value is less than your premium payments made and not previously withdrawn, or 3) the Rider has ended or terminated. The EBB Rider will end on the earliest of the following: 1) on the Annuity Commencement Date, 2) if you surrender the policy, 3) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death (See "THE POLICY--Riders--Enhanced Spousal Continuance Rider."), 4) if the Annuitant was your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death, or 5) if you transfer ownership of the policy. As discussed below in "THE POLICY--Riders--Enhanced Spousal Continuance Rider," if upon your death prior to the Annuity Commencement Date your spouse elects to continue the policy as the new owner (and Annuitant, if you are the Annuitant), the Accumulation Value will be adjusted (as of the date We receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the

Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR POLICY. You will forfeit any benefits under the EBB Rider if you elect to receive Income Payments, or surrender or transfer your policy. If you expect to do any of these, the EBB Rider may not be appropriate for you.

     Below is an example of how the benefit of this rider may be realized and how withdrawals impact the benefit under this rider. In this example, We assume the following:

     1. The Rider is selected at the time of application;

     2. You purchase this policy with a $200,000 initial premium payment (no additional premium payments are made);

     3. A withdrawal of $20,000 is made in the fourth Policy Year;

     4. Immediately preceding the withdrawal, the Accumulation Value has increased to $250,000, and the total Adjusted Premium Payments equaled $200,000 (since there have been no previous withdrawals);

     5. You (or the Annuitant, if you are not the Annuitant) die in the fifth Policy Year and the Accumulation Value of the policy has increased once again to $250,000 as of the date We receive the necessary requirements to pay the death benefit; and

     6. The Enhanced Beneficiary Benefit Rider percentage equals 50%.

     First, the Proportional Withdrawal amount is calculated (withdrawal amount divided by the Accumulation Value immediately preceding the withdrawal, multiplied by the adjusted premium payments immediately preceding the withdrawal):

          Proportional Withdrawal = ($20,000/$250,000) X $200,000 = $16,000

     Second, the amount of current adjusted premium payments (after the withdrawal) is calculated (total of all premium payments minus Proportional Withdrawals):

              Adjusted Premium Payments = $200,000 - $16,000 = $184,000

     Third, the Gain is calculated (Accumulation Value - adjusted premium payments):

                        Gain = $250,000 - $184,000 = $66,000

     Finally, the Enhanced Beneficiary Benefit amount is calculated (Gain multiplied by the applicable EBB rider percentage):

               Enhanced Beneficiary Benefit = $66,000 X 50% = $33,000

     In this example, the Enhanced Beneficiary Benefit is equal to $33,000. This amount would be payable in addition to the guaranteed death benefit amount under the policy.


     (d) Enhanced Spousal Continuance Rider (optional)


     If you select the EBB Rider at the time of application (see above), your policy will, subject to jurisdiction availability, also include the Enhanced Spousal Continuance (ESC) Rider at no charge. The ESC Rider will not be included on policies sold in connection with TSAs.

     Under the ESC Rider, if your spouse is the sole primary Beneficiary, upon your death prior to the Annuity Commencement Date, your spouse may elect to continue the policy as the new owner (and Annuitant, if you are the Annuitant). If the election is made, the Accumulation Value will be adjusted (as of the date We receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. Unless We notify you otherwise, any additional Accumulation Value calculated under the ESC Rider will be allocated to the policy according to the premium allocation instructions on record (excluding the DCA Advantage Plan Accounts).

     The ESC Rider ends upon the earliest of the following: 1) if you surrender the policy, 2) if Income Payments begin, 3) once the ESC Rider has been exercised, or 4) if you transfer ownership of the policy to someone other than your spouse. THIS RIDER CANNOT BE CANCELLED WITHOUT SURRENDERING YOUR POLICY.

     Upon exercising the ESC Rider and continuing the policy, the EBB Rider and the quarterly charges for the EBB Rider will cease. All other policy provisions will continue as if your spouse had purchased the policy on the original Policy Date.


     (e) Upromise Account Rider (Optional, no additional cost)


     THE UPROMISE ACCOUNT RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The Upromise Rider is available only on Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $40 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. The cost basis of your variable annuity for tax purposes will be lowered by the amount of Our contribution to your Upromise Account. For additional information on the Upromise Program, you may visit the Upromise web site at www.upromise.com.

     The Upromise Account Rider will automatically terminate 90 days after the policy delivery date if at the time of application you do not have a valid Upromise Account, or you do not open one within 90 days of the policy delivery date. The rider will also automatically terminate if you fail to register the policy with Upromise within 90 days of the policy delivery date, or if Upromise (or a successor organization) ceases operation before the one-time amount of $40 is deposited into your Upromise Account. There is no additional cost for this rider.


     (f) Annual Death Benefit Reset (ADBR) Rider (Optional)



     YOU MAY ENHANCE YOUR POLICY'S STANDARD DEATH BENEFIT BY PURCHASING THE OPTIONAL ADBR RIDER. The ADBR Rider is available only at the time of application, in jurisdictions where approved. If you select this rider and you or the Annuitant dies prior to the Annuity Commencement Date, We will pay an amount as proceeds to the designated Beneficiary, as of the date We receive proof of death and all requirements necessary to make the payment. The amount will be the greatest of:


          (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law) less any Mortality and Expense Risk Charge and Administrative Costs Charge or pro-rata portion thereof;


          (b) the premium payment made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit charges applied since the Policy Date, and any additional fees and charges that may apply; or



          (c) the "Reset Value" less "proportional withdrawals" made since the most recent Reset Anniversary and any surrender charges applicable to such "proportional withdrawals," less any rider charges applied since the prior Reset Anniversary date.



     We recalculate the Reset Value, with respect to any policy, every year from the Policy Date ("Reset Anniversary") until you or the Annuitant reaches age 80. On the First Policy Anniversary, We calculate the Reset Value by comparing (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law); and (b) the premium payment made to the policy, less any proportional withdrawals, surrender charges on those withdrawals, less any fees and charges applied since the Policy Date. The Reset Value calculated on the second and subsequent Reset Anniversaries is based on a comparison between (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law) on the current Reset Anniversary; and (b) the Reset Value on the prior Reset Anniversary, less any proportional withdrawals since the prior Reset Anniversary, surrender charges on those withdrawals, and less any additional fees and charges since the last Reset Anniversary date. The greater of the compared values will be the new Reset Value.


     A proportional withdrawal is an amount equal to the amount withdrawn from the policy (including applicable surrender charges) divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the Reset Value immediately preceding the withdrawal.

     We have set forth below an example of how the ADBR Rider is calculated for an owner who is age 63. The current annual rider charge is 0.30% of the Reset Value as of the last Policy Anniversary, deducted quarterly. In this example, We have assumed the following:

          (1) you purchase this policy with a $200,000 initial premium payment (no additional premium payments are made); a Credit of $8,000 is applied to this payment

          (2) the Accumulation Value as of the first Policy Anniversary is $250,000 (this is the Reset Value)

          (3) the current Accumulation Value is $240,000

          (4) you make a partial withdrawal of $15,000 in the Policy Year 2 (no surrender charges are applicable)

          (5) you (or the Annuitant if you are not the Annuitant) die at the beginning of the second policy quarter of Policy Year 2 after the withdrawal

          (6) the Accumulation Value on the date We receive the necessary requirements to pay the death benefit is $225,000 ($240,000 - $15,000)

          (7) the charge for the ADBR Rider is assessed: 0.30% annually (0.075% per quarter).

          (8) the Death Benefit is the greatest of:

             a) the Accumulation Value
                $225,000


             b) the sum of all premium payments made, less partial withdrawals and surrender charges on those partial withdrawals, less any Longevity Benefit Charges, and any additional fees and charges that may have been assessed since the Policy Date


                $200,000 - $15,000 - ($200,000 X 0.25% X 6) - ($200,000 X 0.30%)
                - ($250,000 X 0.075%)


                $200,000 - $15,000 - $3,000 - $600 - $187.50


                 = $181,212.50


             c) the "Reset Value" which is the greatest of:

               1. the Accumulation Value
                  $225,000

               2. the prior Reset Value as of the last Reset Anniversary, less any proportional withdrawals, surrender charges on those withdrawals, less any additional fees and charges that may have been assessed since the prior Reset Anniversary
                  = $250,000 - (($15,000/$240,000) X $250,000) - ($250,000 X
                      0.075%))
                  = $250,000 - $15,625 - $187.50
                  = $234,187.50

In this example, your Beneficiary would receive $234,187.50.

     The ADBR Rider ends upon the earliest of the following:

          1) the Annuity Commencement Date, or

          2) the date you surrender the policy.

     Notwithstanding the foregoing, the Rider will not end and all of the Rider's provisions and quarterly charges will continue to be deducted as if the new owner had purchased the policy on the original Policy Date, upon the following:

          1) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death, or

          2) if the Annuitant is your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death.

     YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR CONTRACT.

     POLICYOWNER INQUIRIES


     Your inquiries should be addressed to NYLIAC. (See "QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY--Question 17.") Facsimile requests for service will not be accepted or processed. All phone calls for service requests are recorded. We will confirm all transactions in writing. If you feel that a transaction has been processed incorrectly, it is your responsibility to contact Us in writing and provide Us with all relevant details. To correct an error, We must receive your request for correction within 15 days of the date of the confirmation and/or quarterly statement with the transaction in question.


     RECORDS AND REPORTS


     NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. Generally, NYLIAC will immediately mail to you confirmation of any transactions involving the Separate Account. IT IS IMPORTANT THAT YOUR CONFIRMATION AND QUARTERLY STATEMENTS BE REVIEWED IMMEDIATELY TO ENSURE THAT THERE ARE NO ERRORS. IN ORDER TO CORRECT AN ERROR, YOU MUST CALL IT TO OUR ATTENTION WITHIN 15 DAYS OF THE DATE OF THE STATEMENT. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See "How do I contact NYLIAC?"). In the event your statement is returned from the US Postal Service as undeliverable, We reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

                             CHARGES AND DEDUCTIONS


     SURRENDER CHARGES


     We impose a surrender charge on certain partial withdrawals and surrenders of the policies. The surrender charge covers certain expenses relating to the sale of the policies, including commissions to Registered Representatives and other promotional expenses. We measure the surrender charge as a percentage of the amount withdrawn or surrendered. The surrender charge may apply to amounts applied under certain Income Payment options.

     If you surrender your policy, We deduct the surrender charge from the amount paid to you. In the case of a partial withdrawal, you can direct NYLIAC to take surrender charges either from the remaining value of the Fixed Account, the Investment Divisions and/or the DCA Advantage Account from which the partial withdrawals are made, or from the amount paid to you. If the remaining value in an Investment Division and/or the DCA Advantage Account is less than the necessary surrender charge, We will deduct the remainder of the charge from the amount withdrawn from that Investment Division and/or the DCA Advantage Account.


     The maximum surrender charge will be 8% of the amount withdrawn. The percentage of the surrender charge varies, depending upon the length of time the premium payment is in your policy before it is withdrawn. For purposes of calculating the applicable surrender charge, We deem premium payments to be withdrawn on a first-in, first-out basis. Unless required otherwise by state law, the surrender charge for amounts withdrawn or surrendered during the first three Policy Years following the premium payment to which such withdrawal or surrender is attributable is 8% of the amount withdrawn or surrendered. This charge then declines to 7% in the fourth Policy Year, 6% in the fifth Policy Year, 5% in the sixth Policy Year, 4% in the seventh Policy Year, 3% in the eighth, ninth and tenth Policy Years and after the tenth Policy Year no charge is made, as shown in the following chart:


     AMOUNT OF SURRENDER CHARGE


POLICY YEAR                                                   CHARGE
-----------                                                   ------
 1..........................................................    8%
 2..........................................................    8%
 3..........................................................    8%
 4..........................................................    7%
 5..........................................................    6%
 6..........................................................    5%
 7..........................................................    4%
 8..........................................................    3%
 9..........................................................    3%
10..........................................................    3%
11+.........................................................    0%


     EXCEPTIONS TO SURRENDER CHARGES

     We will not assess a surrender charge:

     (a) on amounts you withdraw in any one Policy Year which are less than or equal to the greatest of (i) 10% of the Accumulation Value at the time of surrender or withdrawal less any prior surrender charge free partial withdrawals made during the current Policy Year, or (ii) 10% of the Accumulation Value as of the prior Policy Anniversary, less any prior surrender charge free partial withdrawals made during the current Policy Year, or (iii) the Accumulation Value less accumulated premium payments.

     (b) if NYLIAC cancels the policy;

     (c) when We pay proceeds upon the death of the policyowner or the Annuitant;

     (d) on amounts placed under the Life Income Payment Option after the first Policy Year;

     (e) when a required minimum distribution calculated based on the value of this policy is made under a Qualified Policy (this amount will, however, count against the first exception);

     (f) on withdrawals you make under the Living Needs Benefit Rider or Unemployment Benefit Rider; and

     (g) on monthly or quarterly periodic partial withdrawals made pursuant to
         Section 72(t)(2)(A)(iv) of the Code.

LONGEVITY BENEFIT CHARGE



     Prior to the earlier of the Longevity Commencement Date or the date your spouse becomes the new Annuitant under the policy, We deduct the Longevity Benefit Charge against your policy. We deduct this charge each policy quarter by reducing the number of Accumulation Units in the Investment Divisions you have selected. On an annual basis, the charge equals 1.00% (0.25% quarterly) of the Premium Payment made to the policy. The Longevity Benefit Charge will also be assessed to any portion of the premium payment received after the Policy Date as if such portion of the premium payment was received on the Policy Date.



MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE



     Prior to the Annuity Commencement Date, We deduct the Mortality and Expense Risk and Administrative Costs Charge against your policy. We deduct this charge each policy quarter by reducing the number of Accumulation Units in the Investment Divisions you have selected. On an annual basis, the charge equals 1.45% (0.3625% quarterly) of the Premium Payment allocated to the Investment Divisions and the DCA Advantage Account and of the premium payment transferred from the Fixed Account to the Investment Divisions (excluding premiums allocated to the Fixed Account that are not transferred to the Investment Divisions). Also, a pro-rata portion of the charge will be deducted on the date the policy is surrendered and upon the payment of any death benefit proceeds.


     We guarantee that this charge will not increase. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. If the charge is more than sufficient, We will add any excess to Our general funds. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies, to the extent that the surrender charges do not adequately cover sales expenses.


     This policy differs from other variable annuities in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payment rather than as a percentage of separate account assets. This means that the dollar amount of this Charge will be unaffected by fluctuations in market performance. Generally, in a rising market, the structure of this Charge will benefit the policyowner because the charge, when measured as a percentage of separate account assets, will be reduced. On the other hand, in a flat or declining market, this structure will result in an increase in the charge when measured as a percentage of separate account assets.


     Another difference is that the Mortality and Expense Risk and Administrative Costs Charge is deducted by reducing the number of Accumulation Units held in your Policy, rather than by reducing the value of those Accumulation Units.

     In a rising market, since each Accumulation Unit will have a relatively greater value, fewer Accumulation Units will be deducted from your policy for the Mortality and Expense Risk and Administrative Costs Charge. In a declining market, since each Accumulation Unit will have a relatively lower value, more Accumulation Units will be deducted from your policy for the Mortality and Expense Risk and Administrative Costs Charge. The value of your policy will depend on the number of Accumulation Units you own and the value of those units.


CALCULATING THE MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE AND THE LONGEVITY BENEFIT CHARGE



     Below are examples of how the Mortality and Expense Risk and Administrative Costs Charge and the Longevity Benefit Charge will be calculated and deducted. The examples are purely hypothetical and are for illustrative purposes only.



     The examples assume an Adjusted Premium Payment of $10,000 on September 1st with the Mortality and Expense Risk and Administrative Costs Charge and the Longevity Benefit Charge being deducted each policy quarter.

     Examples 1 and 2 show how the dollar amount of the Mortality and Expense Risk and Administrative Costs Charge and the Longevity Benefit Charge will remain stable regardless of fluctuations in the policy's Accumulation Value.

                                         EXAMPLE 1
     Adjusted Premium Payment on September 1st                                       $10,000

     Variable Accumulation Value on December 1st                                     $12,000
       (end of the first policy quarter)

     Longevity Benefit Charge deducted on December 1st                  $25 ($10,000 X .25%)

     Mortality and Expense Risk and Administrative                $36.25 ($10,000 X 0.3625%)
       Costs Charge deducted on December 1st

     We will deduct $61.25 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.



                                         EXAMPLE 2
     Adjusted Premium Payment on September 1st                                       $10,000

     Variable Accumulation Value on December 1st                                      $7,500
       (end of the first Policy quarter)

     Longevity Benefit Charge deducted on December 1st                  $25 ($10,000 X .25%)

     Mortality and Expense Risk and Administrative                $36.25 ($10,000 X 0.3625%)
       Costs Charge deducted on December 1st

     We will deduct $61.25 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.



     Example 3 shows how a Partial Withdrawal in excess of the free withdrawal amount can reduce the Adjusted Premium Payment under the policy for the purposes of calculating the Mortality and Expense Risk and Administrative Costs Charge. Please note that a Partial Withdrawal in excess of the free withdrawal amount does not affect the calculation of the Longevity Benefit Charge.



                                           EXAMPLE 3
     Adjusted Premium Payment on September 1st                                           $10,000
     Variable Accumulation Value on October 15th                                         $12,500
     Gain in the Policy                                                                   $2,500
     Partial Withdrawal on October 15th                                                   $3,500
     Surrender Charge Deducted From Partial Withdrawal
       Amount                                                                  $80 ($1,000 X 8%)
     Amount Sent to Policyowner                                                           $3,420
     Remaining Adjusted Premium Payment                                                   $9,000
     Variable Accumulation Value on December 1st (end of the
       first policy quarter)                                                              $9,500
     Mortality and Expense Risk and Administrative Costs
       Charge deducted on December 1st (end of first policy   $45.05 (($10,000 X 44/91 X 0.3625%
       quarter in which there are 91 days)                          + $9,000 X 47/91 X 0.3625%))
     Variable Accumulation Value on March 1st (end of the
       second policy quarter)                                                            $11,000
     Longevity Benefit Charge deducted on March 1st                         $25 ($10,000 X .25%)
     Mortality & Expense Risk and Administrative Costs
       Charge deducted on March 1st (end of second policy
       quarter)                                                        $42.75 ($9,000 X 0.3625%)
     Longevity Benefit Charge deducted on December 1st                      $25 ($10,000 x .25%)
     We will deduct $67.75 worth of Accumulation Units from
       the Investment Divisions you have selected on a
       pro-rata basis.


     The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than Our actuarial tables predict. As a result, We would be paying more Income Payments than We planned. We also assume a risk that the mortality assumptions reflected in Our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount We charge for these services.

                                 OTHER CHARGES

     (a) Policy Service Charge

     We deduct an annual policy service charge each Policy Year on the Policy Anniversary and upon surrender of the policy if on the Policy Anniversary and date of surrender the Accumulation Value is less than $100,000. This charge of $30 is imposed each Policy Year and on the date of surrender. We deduct the annual policy service charge from each Investment Division, the DCA Advantage Account, and Fixed Account, in proportion to its percentage of the Accumulation Value on the Policy Anniversary or date of surrender. This charge is designed to cover the costs for providing services under the policy such as collecting, processing and confirming premium payments and establishing and maintaining the available methods of payment.

     (b) Fund Charges


     The value of the assets in the Separate Account will indirectly reflect the Funds' total fees and expenses. The Funds' total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Fund's prospectus and/or statement of additional information.



     (c) Enhanced Beneficiary Benefit Rider Charge (optional)


     If you select the EBB Rider, We will deduct a charge each policy quarter that the Rider is in effect based on the Accumulation Value. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted quarterly from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value.

     The maximum annual charge is 1% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at Our sole discretion. The current charge for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). You should check with your Registered Representative to determine the percentage We are currently charging. This charge will not change once your policy is issued.


     (d) Annual Death Benefit Reset (ADBR) Rider Charge (optional)



     If you select the ADBR Rider, We will deduct a charge each policy quarter that the Rider is in effect based on the amount that is guaranteed as of the last Reset Anniversary. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value of the applicable quarter and will not reduce your Adjusted Premium Payment. This charge will continue to be deducted while the contract remains in force.



     The charge for the ADBR rider is based upon the issue age of you or the annuitant, whoever is older and will not change once your policy is issued. The maximum annual charge is 1.00% of the amount that is reset on the last Policy Anniversary, or the premium payment made under the policy. You should check with your Registered Representative to determine the percentage We are currently charging. As of the date of this prospectus, the annual charge is 0.30% (0.0750% per quarter).



     (e) Transfer Fees


     There is no charge for the first 12 transfers in any one Policy Year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements. Transfers made under dollar cost averaging and automatic asset realization do not count toward this transfer limit.

     GROUP AND SPONSORED ARRANGEMENTS


     For certain group or sponsored arrangements, We may reduce the surrender charge and the policy service charge or change the minimum premium payment requirements. Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows Us to sell policies to its employees or retirees on an individual basis.

     Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including Our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

     We will make any reductions according to Our rules in effect when an application or enrollment form for a policy is approved. We may change these rules from time to time. Any variation in the surrender charge or policy service charge will reflect differences in costs or services and will not be unfairly discriminatory.

     TAXES

     NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either (i) when a surrender or cancellation occurs, or (ii) at the Annuity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC's status in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts. We may in the future seek to amend the policies to deduct premium taxes when a purchase payment is received.

     Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. NYLIAC may assess charges for such taxes.

     NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the policies. (See "FEDERAL TAX MATTERS.") Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.

                         DISTRIBUTIONS UNDER THE POLICY

     SURRENDERS AND WITHDRAWALS


     You can make a partial withdrawal, periodic partial withdrawal, hardship withdrawal or surrender the policy to receive part or all of the Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living, by sending a written request on a form acceptable to NYLIAC. Facsimile transmissions are not acceptable and will not be honored at any time. These forms must be mailed to Us at the address given in Question 17. The amount available for withdrawal is the Accumulation Value on the Business Day during which We receive the request, less any surrender charges, taxes which We may deduct, Mortality and Expense Risk and Administrative Costs Charge, Longevity Benefit Charge and annual Policy Service charge, if applicable. If you have not provided Us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. NYLIAC will pay all surrenders or withdrawals within seven days of receipt of all documents (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments.")


     Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to a surrender charge and premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made.


     Surrenders and withdrawals may be taxable transactions, and the Code provides that a 10% penalty tax may be imposed on certain early surrenders or withdrawals (the penalty tax is increased to 25% in the case of a distribution from a SIMPLE IRA within the first two years of your participation in the SIMPLE IRA plan). (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     (a) Surrenders


     We may deduct a surrender charge and any state premium tax, if applicable, the Mortality and Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and the annual Policy Service Charge, if applicable, from the amount paid. We will pay the proceeds in a lump sum to you unless you elect a different payment method. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") Surrenders may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")



     If the policy is surrendered for its Accumulation Value prior to the Longevity Commencement Date, no Longevity Income Payments will be made.


     (b) Partial Withdrawals

     The minimum amount that can be withdrawn is $500, unless We agree otherwise. We will withdraw the amount from the Investment Divisions, the Fixed Account and the DCA Advantage Account in accordance with your request. If you do not specify how to allocate a partial withdrawal among the Investment Divisions and the DCA Advantage Account, We will allocate the partial withdrawal on a pro-rata basis. Partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")


     If the requested partial withdrawal is equal to the value in any of the Investment Divisions, the Fixed Account and the DCA Advantage Account from which the partial withdrawal is being made, We will pay the entire value of that Investment Division, the Fixed Account and the DCA Advantage Account, less any surrender charge that may apply, to you.



     A partial withdrawal will not be allowed if it reduces the percentage of the Premium Payment invested in the Investment Divisions below 25% of the amount of the Premium Payment. This limitation will ensure that the policy has sufficient value to support the Longevity Benefit Charges. If a partial withdrawal exceeds this limitation you may adjust it accordingly, or surrender the policy for its Accumulation Value as described above. The Longevity Benefit will no longer be payable to you.


     (c) Periodic Partial Withdrawals


     You may elect to receive regularly scheduled withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). We will not process a Periodic Partial Withdrawal unless We receive a written request at the Variable Products Service Center at the addresses listed in Question 17 of this prospectus. We must receive this request at least five Business Days before the date the distributions are scheduled to begin. If your request for this option is received fewer than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). You must specify the Investment Divisions and Fixed Account from which the periodic withdrawals will be made. The minimum amount under this feature is $100, or such lower amount as We may permit. Periodic partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "Federal Tax Matters--Taxation of Annuities in General.") If you do not specify otherwise, We will withdraw money on a pro-rata basis from each Investment Division, and the Fixed Account. You may not elect to receive periodic partial withdrawals from the DCA Advantage Account.


     You can elect to receive "Interest Only" periodic partial withdrawals for the interest earned on premiums allocated to the Fixed Account. If this option is chosen, the $100 minimum for periodic partial withdrawals will be waived. However, you must have at least $5,000 in the Fixed Account at the time of each periodic partial withdrawal, unless We agree otherwise.


     If a periodic partial withdrawal arrangement would result in the percentage of the Premium Payment invested in the Investment Divisions to fall below 25% of the amount of the Premium Payment, the periodic partial withdrawal arrangement will be cancelled. This limitation ensures that the policy has sufficient value to support the Longevity Benefit Charges. If a periodic partial withdrawal exceeds this limitation, you may adjust it accordingly, or surrender the policy for its Accumulation Value as described above. The Longevity Benefit will no longer be payable to you.

     (d) Hardship Withdrawals

     Under certain Qualified Policies, the Plan Administrator may allow, in its sole discretion, certain withdrawals it determines to be "Hardship Withdrawals." The surrender charge and 10% penalty tax, if applicable, and provisions applicable to partial withdrawals apply to Hardship Withdrawals.

     REQUIRED MINIMUM DISTRIBUTION OPTION


     For IRAs, SIMPLE IRAs and SEP-IRA policies, the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2. For TSAs, the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2 or until April 1st of the year following the calendar year he or she retires, whichever occurs later. For Inherited IRAs, the policyowner is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner's death.



     OUR RIGHT TO CANCEL



     If your policy is reduced to an amount that would provide on the Annuity Commencement Date, Income Payments of less than $20 per month, or an amount that is insufficient to cover the annual Policy Service Charge, the Mortality and Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and other applicable optional rider charges, We reserve the right to terminate your policy subject to any applicable state insurance law or regulation. We will notify you of Our intention to exercise this right and give you 90 days to make a premium payment. If We terminate your policy, We will pay you the Accumulation Value of your policy in one lump sum.


     ANNUITY COMMENCEMENT DATE


     The Annuity Commencement Date is the date specified on the Policy Data Page. The Annuity Commencement Date is the day that Income Payments are scheduled to commence under the policy unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. If We agree, you may change the Annuity Commencement Date to an earlier date by providing written notice to NYLIAC. You may defer the Annuity Commencement Date to a later date if We agree to it, provided that We receive a written notice of the request at least one month before the last selected Annuity Commencement Date. In addition, under certain circumstances, the Annuitant may receive reduced Longevity Income Payments if the Annuity Commencement Date occurs prior to the Longevity Commencement Date. (See "DISTRIBUTIONS UNDER THE POLICY--Longevity Income Payments"). The Annuity Commencement Date and Income Payment method for Qualified Policies (when available) may also be controlled by endorsements, the plan, or applicable law.



     LONGEVITY COMMENCEMENT DATE



     The Longevity Commencement Date is the date specified on the Policy Data Page. The Longevity Commencement Date is the day that Longevity Income Payments are scheduled to commence under the policy unless the policy has been surrendered, the premium payment under the policy has not been made or the Annuitant is no longer living on or prior to the Longevity Commencement Date. The Longevity Commencement Date may not be changed under any circumstances. The Longevity Commencement Date and Longevity Income Payment method for Qualified Policies (when available) may also be controlled by endorsements, the plan or applicable law.


     DEATH BEFORE ANNUITY COMMENCEMENT


     Unless amended by any rider attached to the policy, if you or the Annuitant dies prior to the Annuity Commencement Date, We will pay an amount as proceeds to the designated beneficiary, as of the date We receive proof of death and all requirements necessary to make the payment. That amount will be the greater of:



     (a) the Accumulation Value, less Credits applied within the 12 months immediately preceding the date of death (unless prohibited by state law), or

     (b) the premium payments made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit Charges, applied since the Policy Date, and any additional fees and charges that may apply.


     The Beneficiary may receive the amount payable in a lump sum or under any life income payment option which is then available. If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Investment Division, the Fixed Account and the DCA Advantage Account in which the policy is invested as of the date We receive proof of death and all requirements necessary to make the payment to that Beneficiary. We will keep the remaining balance in the policy to pay the other Beneficiaries. Due to market fluctuations, the remaining Accumulation Value may increase or decrease and We may pay subsequent Beneficiaries a different amount.

     We will make payments in a lump sum to the Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice which gives Us the information that We need. If such an election is properly made, We will apply all or part of these proceeds:

          (i) under the Life Income--Guaranteed Period Payment Option to provide an immediate annuity for the Beneficiary who will be the policyowner and Annuitant; or

          (ii) under another Income Payment Option We may offer at the time.

     Payments under the annuity or under any other method of payment We make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policyowner's death (as determined for federal tax purposes), and must begin within one year after the policyowner's death. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments" below.)

     If your spouse is the sole primary Beneficiary, We can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policyowner, and,
(b) the Annuitant, if you were the Annuitant. Generally, NYLIAC will not issue a policy to joint owners. However, if NYLIAC makes an exception and issues a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     If the Annuitant and, where applicable under another Income Payment option, the Joint Annuitant, if any, die after the Annuity Commencement Date, NYLIAC will pay the sum required by the Income Payment option in effect.

     We will make any distribution or application of policy proceeds within 7 days after NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place, subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments.")


     DEATH BEFORE LONGEVITY COMMENCEMENT



     Unless amended by any rider attached to the policy, in the event that the policyowner is not the Annuitant and the Annuitant dies before the Longevity Commencement Date, We will pay an amount as proceeds to the designated beneficiary which shall be the greater of:



     (a) the Accumulation Value, less Credits applied within the 12 months immediately preceding the date of death (unless prohibited by state law), or



     (b) the premium payment made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit Charges applied since the Policy Date, and any additional fees and charges that may apply.



     Generally, if you die and are also the Annuitant, we will pay an amount as proceeds to the designated beneficiary equal to the amount set forth above in this section of the Prospectus. In addition, in the event that your spouse is the sole beneficiary and continues the policy as the new Annuitant, the Longevity Benefit will end and the Longevity Benefit Charge will be discontinued as of the date that we receive notification of your death.

     INCOME PAYMENTS

     (a) Election of Income Payment Options


     On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. We will make Income Payments under the Life Income--Guaranteed Period Payment Option or under such other option We may offer at that time where permitted by state laws. We will require that a lump sum payment be made if your policy is reduced to an amount that would provide on the Annuity Commencement Date, Income Payments of less than $20 per month, or an amount that is insufficient to cover the annual Policy Service Charge, the Mortality and Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and other applicable optional rider charges. If the Life Income Payment Option is not chosen, you may change the Income Payment option or request any other method of payment We agree to at any time before the Annuity Commencement Date. However, once payments begin, you may not change the option. If the Life Income--Guaranteed Period Payment Option is chosen, We may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each annuity payment should be greater. We will make payments under the Life Income--Guaranteed Period Payment option in the same specified amount and over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner. If you select an Income Payment Option with a 10 year guarantee, your payments will be less than those you would receive under an Option without the guarantee. NYLIAC does not currently offer variable Income Payment options.



     Under Income Payment options involving life income, the payee may not receive Income Payments equal to the premium payment made under the policy if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of gender, unless the policy was issued under an employer sponsored plan or in a state which requires unisex rates.


     (b) Proof of Survivorship

     We may require satisfactory proof of survival, from time to time before We pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled payment date.


     LONGEVITY INCOME PAYMENTS



     On the Longevity Commencement Date, We will make Longevity Income Payments to you or the Payee(s) designated by you, if the premium payments under the policy have been made and the Annuitant is living on the Longevity Commencement Date. Longevity Income Payments will be made monthly in the amount shown on the Policy Data Page. If Longevity Income Payments are made, such payments will continue so long as the Annuitant is living.



     In the event that the Annuity Commencement Date occurs prior to the Longevity Commencement Date, the Annuitant may receive reduced Longevity Income Payments if the Income Payments are received under the Life Income -- Guarantee Period Payment Option. The Longevity Income Payments would be reduced according to the following formula:



     a X (b/c), where



     (a) equals the Longevity Income Payment set forth on the Policy Data Page;



     (b) equals the Policy Year quarters in which a Longevity Benefit Charge was assessed; and



     (c) equals Policy Year quarters that Longevity Benefit Charges would have been assessed had the Annuity Commencement Date not been changed.



     Any Longevity Income Payments reduced in the manner set forth above would begin on the Longevity Commencement Date shown on the Policy Data Page, provided that the Annuitant is living on such date.



     We have set forth an example of how the Longevity Income Payment would be reduced. We have assumed the following:



     (1) The Longevity Income Payment set forth on the Policy Data Page is $900



     (2) The Longevity Benefit Charge was assessed for 40 policy quarters (10 years)

     (3) The Longevity Benefit Charge would have been assessed for 120 policy quarters (30 years) if the Annuity Commencement Date did not occur prior to the Longevity Commencement Date



     (4) as noted above, the reduced Longevity Income Payments would be equal to a X (b/c), where a=$900, b=40 and c=120


         $900 X (40/120)


         $900 X (.33)


         = $300



     Therefore, in this example, the Annuitant would receive reduced Longevity Income Payments of $300 per month.


     DELAY OF PAYMENTS

     We will pay any amounts due from the Separate Account under the policy within seven days of the date NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with a request.

     Situations where payment may be delayed:

     1. We may delay payment of any amounts due from the Separate Account under the policy and transfers among Investment Divisions from the Separate Account to the Fixed Account during any period that:

      (a) The New York Stock Exchange ("NYSE") is closed for other than usual weekends or holidays, trading is restricted by the Securities and Exchange Commission ("SEC"); or the SEC declares that an emergency exists;

      (b) The SEC, by order, permits Us to delay payment in order to protect Our policyowners; or

      (c) The check used to pay the premium has not cleared through the banking system. This may take up to 15 days.

     2. We may delay payment of any amount due from the Fixed Account and/or the DCA Advantage Plan Account. When permitted by law, We may defer payment of any partial withdrawal or full surrender request for up to six months from the date of surrender from the Fixed Account and/or DCA Advantage Plan Account. We will pay interest of at least 3.5% per year on any partial withdrawal or full surrender request deferred for 30 days or more.

     3. Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), We would not be allowed to pay any request for transfers, partial withdrawals, surrenders or death benefits. If a policy or an account is frozen, the Accumulation Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

     DESIGNATION OF BENEFICIARY

     You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while the Annuitant is living, you may change the Beneficiary by written notice to NYLIAC. If before the Annuity Commencement Date, the Annuitant dies before you and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to you. If you are the Annuitant, the proceeds pass to your estate. However, if the policyowner who is not the Annuitant dies before the Annuity Commencement Date, and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to the policyowner's estate.

     RESTRICTIONS UNDER CODE SECTION 403(B)(11)

     With respect to 403(b) TSAs, distributions attributable to salary reduction contributions made in years beginning after December 31, 1988 (including the earnings on these contributions), as well as to earnings in such years on salary reduction accumulations held as of the end of the last year beginning before January 1, 1989, may not begin before the employee attains age 59 1/2, has a severance from employment, dies or becomes disabled. The plan may also provide for distribution in the case of hardship. However, hardship distributions are limited to amounts contributed by salary reduction. The earnings on such amounts may not be withdrawn. Even though a distribution may be permitted under these rules (e.g. for hardship or severance from employment), it may still be subject to a 10% additional income tax as a premature distribution.

     Under the terms of your plan, you may have the option to invest in other 403(b) funding vehicles, including 403(b)(7) custodial accounts. You should consult your plan document to make this determination.

                               THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in NYLIAC's general account, which includes all of NYLIAC's assets except those assets specifically allocated to NYLIAC's separate accounts. NYLIAC has sole discretion to invest the assets of the Fixed Account subject to applicable law. The Fixed Account is not registered under the federal securities laws and is generally not subject to their provisions. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Advantage Account. Furthermore, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     (a) Interest Crediting


     NYLIAC guarantees that it will credit interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy to amounts allocated to the Fixed Account under the policies. We credit interest on a daily basis. NYLIAC may, at its sole discretion, credit a higher rate or rates of interest to amounts allocated to the Fixed Account. Interest rates will be set on the anniversary of the premium payment. The portion of the premium payment allocated to the Fixed Account, any Credit thereon plus prior interest earned on such amounts, will receive their applicable interest rate for one-year periods from the anniversary on which the allocation was made.


     (b) Transfers to the Investment Divisions

     You may transfer monies allocated from the Fixed Account to the Investment Divisions up to 30 days prior to the Annuity Commencement Date subject to the following conditions:

     1. The maximum amount you are allowed to transfer from the Fixed Account to the Investment Divisions during any Policy Year is 20% of the Fixed Accumulation Value at the beginning of the Policy Year.

     2. The minimum amount that you may transfer from the Fixed Account to the Investment Divisions is the lesser of (i) $500 or (ii) 20% of the Fixed Accumulation value at the beginning of the Policy Year. Additionally, the remaining values in the Fixed Account must be at least $500. If, after a contemplated transfer, the remaining values in the Fixed Account would be less than $500, that amount will be included in the transfer, unless NYLIAC in its discretion determines otherwise.


     Any portion of the Premium payment transferred from the Fixed Account to the Investment Divisions is subject to a Mortality and Expense Risk and Administrative Costs Charge.


     We determine amounts transferred from the Fixed Account on a first-in, first-out (FIFO) basis, for purposes of determining the rate at which We credit interest on monies remaining in the Fixed Account.


     You must make transfer requests in writing on a form approved by NYLIAC or by telephone in accordance with established procedures or through Our Virtual Service Center. All written requests for service must be mailed to the address listed in Question 17 of this prospectus. Facsimile requests will not be accepted or processed. YOU MAY NOT MAKE TRANSFERS INTO THE FIXED ACCOUNT.


     We will deduct partial withdrawals and apply any surrender charges to the Fixed Account on a FIFO basis (i.e., from any value in the Fixed Account attributable to premium payments in the same order in which you allocated such payments to the Fixed Account during the life of the policy).

                           THE DCA ADVANTAGE ACCOUNT

     Like the Fixed Account, the DCA Advantage Account is also supported by the assets in NYLIAC's general account. The DCA Advantage Account is not registered under the federal securities laws. The information contained in the first paragraph under "THE FIXED ACCOUNT" equally applies to the DCA Advantage Account.


     NYLIAC will set interest rates in advance for each date on which We may receive the Premium Payment to the DCA Advantage Account. We will never declare less than the minimum guaranteed interest rate stated on the Policy Data Page of your policy. Premium payments into the DCA Advantage Account and any Credit thereon will receive the applicable interest rate in effect on the Business Day We receive the premium payment.


     The annual effective rate that We declare is credited only to amounts remaining in the DCA Advantage Account. We credit the interest on a daily basis. Because money is periodically transferred out of the DCA Advantage Account, amounts in the DCA Advantage Account will not achieve the declared annual effective rate.

                              FEDERAL TAX MATTERS

     INTRODUCTION


     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. AS OF THE DATE OF THIS PROSPECTUS, WE ISSUE ONLY NON-QUALIFIED POLICIES. THE FOLLOWING DISCUSSION DOES NOT APPLY TO THE EXTENT THAT IT RELATES TO QUALIFIED POLICIES. The Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 403, 408, 408(p) or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC's tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a tax adviser before making a premium payment. This discussion is based upon NYLIAC's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.


     TAXATION OF ANNUITIES IN GENERAL

     The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

     Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policyowner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policyowner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policyowner's Accumulation Value over the policyowner's investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.


     In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. The law requires the use of special simplified methods to determine the taxable amount of payments that are based in whole or in part on the Annuitant's life and that are paid from TSAs.


     Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the "investment in the contract" exceeds the Accumulation Value (less any surrender charges), the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible. The IRS has not issued any official guidance as to the manner in which a loss on the surrender of an annuity policy may be reported for income tax purposes, including whether it must be treated as a miscellaneous itemized deduction.


     In the case of Longevity Income Payments received before the Annuity Commencement Date, generally it is the IRS's view that such payments are first treated as taxable income to the extent that the Accumulation Value immediately before the payment exceeds the investment in the contract at that time. Any additional Longevity Income Payments received before the Annuity Commencement Date are not taxable to the extent of the investment in the contract, and thereafter are fully taxable.


     Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the "investment in the contract" will be taxed. After the investment in the Policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the annuitant's final tax return.


     In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2, (2) made as a result of the policyowner's or Annuitant's death or disability, (3) which are part of a series of substantially equal periodic payments (at least annually) made for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and his or her designated beneficiary, or (4) received from an Inherited IRA. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy.


     All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policyowner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includible in an individual's gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policyowner. Accordingly, a policyowner should consult a tax adviser before purchasing more than one policy or other annuity contract.

     A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policyowner, may result in certain income or gift tax consequences to the policyowner. A policyowner contemplating any transfer or assignment of a policy should contact a tax adviser with respect to the potential tax effects of such a transaction.

     QUALIFIED POLICIES

     Qualified Policies are designed for use with retirement plans that qualify for special federal income tax treatment under Sections 219, 403(b), 408, and 408A of the Code. The tax rules applicable to participants and beneficiaries in these plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1,
1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about the use of Qualified Policies with the plans described below. Policyowners and participants under these plans, as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under the plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of the policy.

          (a) 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludible from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes.

          (b) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA", including an employer-sponsored Simplified Employee Pension or "SEP". Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into IRAs on a tax-deferred basis.

          (c) Roth Individual Retirement Annuities. Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a "Roth Individual Retirement Annuity" or "Roth IRA." Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Certain individuals are eligible to convert their existing non-Roth IRAs into Roth IRAs. They will be subject to income tax at the time of conversion.

          (d) Inherited IRAs. This policy may also be issued as an Inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner's spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. The named Beneficiary of the original IRA policy will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.

          Special tax rules apply to an Inherited IRA. The tax law does not permit additional premiums to be contributed to an Inherited IRA policy. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (RMD) must be withdrawn each year from an Inherited IRA policy. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA during the calendar year.


          (e) Simple IRAs. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2005 (after 2005, adjusted for cost-of-living increases in accordance with the Code). Employees who attain age 50 or over by the end of the calendar year may also elect to make an additional catch-up contribution of $2,000 for 2005 ($2,500 for 2006 and thereafter adjusted for cost-of-living increases in accordance with the
     Code). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the SIMPLE IRA plan.

                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the NASD as a Broker-Dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by Registered Representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a Broker-Dealer that is an affiliate of NYLIFE Distributors. Your Registered Representative is also a licensed insurance agent with New York Life. He or she is qualified to offer many forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities Registered Representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     Your Registered Representative will receive compensation for selling you this policy or any other investment product. The amount of compensation received by your Registered Representative will vary depending on the policy that he or she sells and on sales production goals.


     The maximum commission paid to Broker-Dealers who have entered into dealer agreements with NYLIFE Distributors is typically 6.25% of the premium payment received under the policy.


     New York Life also has other compensation programs where Registered Representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities Registered Representatives who are members of the General Office management team receive compensation based on a number of incentive programs designed to compensate for education, supervision, training, and recruiting of agents, and sales.

     NYLIFE Securities Registered Representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, New York Life sponsors recognition programs, qualification for which depends on the sale of products manufactured and issued by New York Life or its affiliates.

                                 VOTING RIGHTS

     The Funds are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. To the extent required by law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special stockholder meetings of the Funds in accordance with instructions We receive from persons having voting interests in the corresponding Investment Divisions. If, however, the federal securities laws are amended, or if NYLIAC's present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Eligible Portfolio shares in its own right, We may elect to do so.

     Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Eligible Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.

     We will determine the number of votes of the Eligible Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the relevant Fund.

     If We do not receive timely instructions, We will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

                           TABLE OF CONTENTS FOR THE
                  STATEMENT OF ADDITIONAL INFORMATION ("SAI")

     The SAI contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the SAI:


                                                              PAGE
                                                              ----
THE POLICIES................................................    2
  Valuation of Accumulation Units...........................    2
ANNUITY PAYMENTS............................................    2
GENERAL MATTERS.............................................    2
FEDERAL TAX MATTERS.........................................    3
  Taxation of New York Life Insurance and Annuity
     Corporation............................................    3
  Tax Status of the Policies................................    3
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................    4
STATE REGULATION............................................    4
RECORDS AND REPORTS.........................................    4
LEGAL PROCEEDINGS...........................................    5
FINANCIAL STATEMENTS........................................    5
OTHER INFORMATION...........................................    5
NYLIAC AND SEPARATE ACCOUNT FINANCIAL STATEMENTS............  F-1



 How to obtain a LifeStages(R) Longevity Benefit Variable Annuity Statement of
                            Additional Information.


               Call (800) 598-2019 or send this request form to:

                          NYLIAC Variable Products Service Center
                          Madison Square Station
                          P.O. Box 922
                          New York, NY 10159

--------------------------------------------------------------------------------


  Please send me a LifeStages(R) Longevity Benefit Variable Annuity Statement


              of Additional Information dated [          ], 2006:


--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City                            State                            Zip

                      STATEMENT OF ADDITIONAL INFORMATION

                                [        ], 2006

                                      FOR


                LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY

                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
             51 MADISON AVENUE, ROOM 651, NEW YORK, NEW YORK 10010
                                  INVESTING IN

                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV



     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current LifeStages(R) Longevity Benefit Variable Annuity Prospectus. You should read the SAI in conjunction with the current LifeStages(R) Premium Plus Elite Variable
Annuity Prospectus dated [       ], 2006. You may obtain a copy of the
Prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") at (800) 598-2019 or writing to NYLIAC at Madison Square Station, P.O. Box 922, New York, New York 10159. Terms used but not defined in this SAI have the same meaning as in the current LifeStages(R) Longevity Benefit Variable Annuity Prospectus.



                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
THE POLICIES................................................     2
     Valuation of Accumulation Units........................     2
ANNUITY PAYMENTS............................................     2
GENERAL MATTERS.............................................     2
FEDERAL TAX MATTERS.........................................     3
     Taxation of New York Life Insurance and Annuity
       Corporation..........................................     3
     Tax Status of the Policies.............................     3
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................     4
STATE REGULATION............................................     4
RECORDS AND REPORTS.........................................     4
LEGAL PROCEEDINGS...........................................     5
FINANCIAL STATEMENTS........................................     5
OTHER INFORMATION...........................................     5
NYLIAC AND SEPARATE ACCOUNT FINANCIAL STATEMENTS............   F-1

                                  THE POLICIES

     The following provides additional information about the policies and supplements the description in the Prospectus.

     VALUATION OF ACCUMULATION UNITS

     Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the "Net Investment Factor" for that Investment Division for the current Business Day.

     We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the "Valuation Period") is determined by the following formula:

                                     (a/b)
Where: a= the result of:

             (1) the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus

             (2) the per share amount of any dividend or capital gain
                 distribution made by the Eligible Portfolio for shares held in the Investment Division if the "ex-dividend" date occurs during the current Valuation Period;

          b= is the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period.

     The Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.

                                ANNUITY PAYMENTS

     We will make equal annuity payments each month under the Life Income--Guaranteed Period Payment Option during the lifetime of the Annuitant. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant's survivorship as a condition for future payments beyond the 10-year guaranteed payment period.

     On the Annuity Commencement Date, We will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.

                                GENERAL MATTERS


     LONGEVITY INCOME PAYMENTS. We will make equal Longevity Income Payments each month for the lifetime of the Annuitant, provided the policy remains in force, the Annuitant is living at the commencement of the Longevity Income Payments, determined at the time of application and the premium payment has been made under the policy.


     NON-PARTICIPATING. The policies are non-participating. Dividends are not paid.

     MISSTATEMENT OF AGE OR GENDER. If the Annuitant's stated age and/or sex in the policy are incorrect, NYLIAC will change the benefits payable to those which the premium payments would have purchased for the correct age and gender. Gender is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See "Income Payments--Election of Income Payment Options" in the Prospectus.) If We made payments based on incorrect age or gender, We will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 3.5% per year, from the date of the wrong payment to the date the adjustment is made.


     ASSIGNMENTS. If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign your interest in a Non-Qualified Policy prior to the Annuity Commencement Date and during the Annuitant's lifetime. However, Longevity Income Payments are not subject to assignment, unless We are notified. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See "Federal Tax Matters--Taxation of Annuities in General" in the Prospectus.)


     MODIFICATION. NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Internal Revenue Code or as required by the Code in order to continue treatment of the policy as an annuity, or by any other applicable law.

     INCONTESTABILITY. We rely on statements made in the application. They are representations, not warranties. We will not contest the policy after it has been in force during the lifetime of the Annuitant for two years from the Policy Date.

                              FEDERAL TAX MATTERS

     TAXATION OF NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy. Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the tax-deductible reserves under the policy.

     TAX STATUS OF THE POLICIES

     Section 817(h) of the Code requires that the investments of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.

     To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the Policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

     The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policyowner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policyowner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policyowner's death; and (b) if any policyowner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policyowner's date of death. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policyowner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policyowner's surviving spouse, the policy may be continued with the surviving spouse as the new policyowner. If the policyowner is not a natural person, these "death of Owner" rules apply when the primary Annuitant is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

     Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

     Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient's election if the recipient fails to supply NYLIAC with a "TIN" or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.

                     SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

     NYLIAC holds title to assets of the Separate Account. The assets are kept physically segregated and held separate and apart from NYLIAC's general corporate assets. Records are maintained of all purchases and redemptions of Eligible Portfolio shares held by each of the Investment Divisions.

                                STATE REGULATION

     NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.

     In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.

                              RECORDS AND REPORTS


     NYLIAC maintains all records and accounts relating to the Separate Account. As presently required by the federal securities laws, NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See "How do I contact NYLIAC?" in the Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, We reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

                               LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment and/or other operations, including actions involving retail sales practices. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                              FINANCIAL STATEMENTS


     The balance sheet of NYLIAC as of December 31, 2005 and 2004, and the statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2004, included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 2005, and the statement of operations, statement of changes in net assets and financial highlights for each of the periods indicated in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                               OTHER INFORMATION

     NYLIAC filed a registration statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the Prospectus and this Statement of Additional Information. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the Prospectus and this Statement of Additional Information. We intend the statements contained in the Prospectus and this Statement of Additional Information concerning the content of the policies and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission's website at www.sec.gov.

                                   APPENDIX 1

                      STATEMENT OF ADDITIONAL INFORMATION


                             DATED [       ], 2006



     In the states of Alabama, Illinois, Kentucky, Maryland, Massachusetts, New Jersey, New York, Oregon, South Carolina, Utah and Washington, the percentages applied to calculate the maximum surrender charge under this policy are modified
as set forth below. This Appendix modifies the [       ], 2006 Statement of
Additional Information ("SAI") for the policy to describe the modified surrender charges under the policy that are required in certain states.





POLICY YEAR                                                   SURRENDER CHARGE
-----------                                                   ----------------
 1..........................................................         8%
 2..........................................................         8%
 3..........................................................         8%
 4..........................................................         7%
 5..........................................................         6%
 6..........................................................         5%
 7..........................................................         4%
 8..........................................................         3%
 9..........................................................         2%
10..........................................................         1%
11+.........................................................         0%

                          Supplement dated May 1, 2006



                   to the Prospectuses dated May 1, 2006 for

                   LIFESTAGES(R) ESSENTIALS VARIABLE ANNUITY
                LIFESTAGES(R) FLEXIBLE PREMIUM VARIABLE ANNUITY

                LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY

                     LIFESTAGES(R) SELECT VARIABLE ANNUITY
                         LIFESTAGES(R) VARIABLE ANNUITY
                  LIFESTAGES(R) PREMIUM PLUS VARIABLE ANNUITY
               LIFESTAGES(R) PREMIUM PLUS II VARIABLE ANNUITY AND
                      LIFESTAGES(R) ELITE VARIABLE ANNUITY
               LIFESTAGES(R) PREMIUM PLUS ELITE VARIABLE ANNUITY
                     LIFESTAGES(R) ACCESS VARIABLE ANNUITY

                                  INVESTING IN
               NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-III; AND
                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV


This supplement amends the Prospectus for the LifeStages(R) Essentials Variable Annuity, the LifeStages(R) Flexible Premium Variable Annuity, the LifeStages(R) Select Variable Annuity, the LifeStages(R) Variable Annuity, LifeStages(R) Elite Variable Annuity, the LifeStages(R) Premium Plus Variable Annuity, the LifeStages(R) Premium Plus II Variable Annuity, the LifeStages(R) Premium Plus Elite Variable Annuity, the LifeStages(R) Longevity Benefit Variable Annuity and the LifeStages(R) Access Variable Annuity policies ("policies"). You should read this information carefully and retain this supplement for future reference together with the prospectus(es). All capitalized terms have the same meaning as those included in the prospectuses.


This supplement only applies to Non-Qualified Policies issued to fund a Pension Plan. The purpose of this supplement is to modify the prospectuses to disclose the terms under which the policies will be issued to fund a Pension Plan qualified under Section 401(a) of the Internal Revenue Code of 1986 as amended
(Code). The main differences between the policies described in the May 1, 2005 prospectuses and policies issued to fund a Pension Plan, are that Non-Qualified Policies issued to fund a Pension Plan: (1) will have higher minimum initial and additional premium payments, (2) will not include the Unemployment Benefit Rider, and (3) cannot add the Enhanced Spousal Continuance Rider. Keeping this in mind, please note that the prospectuses for Non-Qualified Policies issued to fund a Pension Plan are modified as follows:

A. DEFINITIONS

1. Replace the definition of "Non-Qualified Policies" with the following:

        Non-Qualified Policies: Policies that are not available for use by individuals in connection with employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, 408A and 457 of the Code. Non-Qualified Policies include policies issued to other retirement plans or arrangements, including Pension Plans qualifying under Section 401(a) of the Code.

2. Replace the definition of "Qualified Policies" with the following:


        Qualified Policies: Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, 408(p), 408A and 457 of the Code. Qualified Policies do not include policies issued to any other retirement plan or arrangement, including Pension Plans qualifying under
        Section 401(a) of the Code.


3. Add the following definition of "Pension Plan":

        Pension Plan: A retirement plan that is qualified under Section 401(a) of the Code.

B. QUESTIONS AND ANSWERS

1. For LifeStages(R) Variable Annuity, LifeStages(R) Premium Plus, LifeStages(R) Premium Plus II, LifeStages(R) Essentials, LifeStages(R) Select, LifeStages(R) Elite, LifeStages(R) Premium Plus Elite and LifeStages(R) Access policies, delete the first two sentences to "What are the minimum initial and maximum additional premium payments?" and replace them with the following:

        (a) for LifeStages(R) Variable Annuity policies:
            Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000 or such lower amount as We may permit at any time.

          (b) for LifeStages(R) Premium Plus and LifeStages(R) Premium Plus II policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000 or such lower amount as We may permit at any time.

          (c) for LifeStages(R) Essentials policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

          (d) for LifeStages(R) Select policies:
              Unless We permit otherwise, the minimum initial premium payment is $25,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

          (e) for LifeStages(R) Elite policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

          (f) for LifeStages(R) Premium Plus Elite policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment is $10,000 or such lower amount as We may permit at any time.

          (g) for LifeStages(R) Access policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment is $1,000 or such lower amount as We may permit at any time.

2. For LifeStages(R) Flexible Premium policies, delete the first two sentences of the third full paragraph to the answer to "What are the minimum initial and maximum additional premium payments?" and replace them with the following:

        Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional payment is $50 or such lower amount as We may permit at any time.


3. For the LifeStages(R) Longevity Benefit policy, delete the first two sentences to "What is the minimum premium payment?" and replace it with the following:



        Unless We permit otherwise, the minimum premium payment is $50,000 for Non-Qualified Policies [and Qualified Policies]. The Premium Payment may be sent to NYLIAC at the address listed in Question 17 of this Prospectus.


C. THE POLICIES -- Qualified and Non-Qualified Policies

1. Under the first paragraph of this section, delete the fourth sentence and replace the fifth sentence with the following:

        You may purchase a Qualified Policy for use with any one of the retirement plans listed below.

2. Under the next full paragraph that begins "If you are considering a Qualified Policy. . .," revise the first sentence to read:

        If you are considering a Qualified Policy or a Non-Qualified Policy issued to fund a Pension Plan, you should be aware that this annuity will fund a retirement plan that already provides for tax deferral under the Code.

3. In the same paragraph, delete the disclosure immediately following clause (4) (for the LifeStages(R) Flexible Premium Variable Annuity) and immediately following clause (5) (for the LifeStages(R) Variable Annuity, the LifeStages(R) Premium Plus Variable Annuity, the LifeStages(R) Premium Plus II Variable Annuity, the LifeStages(R) Essentials Variable Annuity and the LifeStages(R) Select Variable Annuity policies) and replace it with the following:

        An Unemployment Benefit Rider (not available for Non-Qualified Policies issued to fund a Pension Plan) and Living Needs Benefit Rider, which allow you to withdraw money from your policy without the imposition of surrender charges, subject to the terms of each rider;

D. THE POLICIES -- Policy Application and Premium Payments


1. For LifeStages(R) Variable Annuity, LifeStages(R) Premium Plus, LifeStages(R) Premium Plus II, LifeStages(R) Essentials, LifeStages(R) Select, LifeStages(R) Elite, LifeStages(R) Premium Plus Elite, LifeStages(R) Longevity Benefit, and LifeStages(R) Access Variable Annuity policies, under the section entitled Policy Application and

   Premium Payments, delete the first two sentences of the fourth paragraph and replace them with the following:

        (a) for LifeStages(R) Variable Annuity policies:
            Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000 or such lower amount as We may permit at any time.

        (b) for LifeStages(R) Premium Plus and LifeStages(R) Premium Plus II policies:
            Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000 or such lower amount as We may permit at any time.

        (c) for LifeStages(R) Essentials policies:
            Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

        (d) for LifeStages(R) Select policies: Unless We permit otherwise, the minimum initial premium payment is $25,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

        (e) for LifeStages(R) Elite policies:
            Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment for Non-Qualified Policies issued to fund a Pension Plan is $10,000.

          (f) for LifeStages(R) Premium Plus Elite policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment is $10,000 or such lower amount as We may permit at any time.

          (g) for LifeStages(R) Access policies:
              Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional premium payment is $1,000 or such lower amount as We may permit at any time.


          (h) for LifeStages(R) Longevity Benefit Variable Annuity policies:


              Unless We permit otherwise, the minimum premium payment is $50,000 for both Non-Qualified Policies and Qualified Policies (when available). The current available methods of payment are direct payments to NYLIAC and any other method agreed to by Us.


2. For LifeStages(R) Flexible Premium policies, under the section entitled Policy Application and Premium Payments, delete the first two sentences of the fifth paragraph and replace them with the following:

        Unless We permit otherwise, the minimum initial premium for Non-Qualified Policies issued to fund a Pension Plan is $10,000. The minimum additional payment is $50 or such lower amount as We may permit at any time.

E. THE POLICIES -- Riders


1. For the LifeStages(R) Flexible Premium Variable Annuity, the LifeStages(R) Variable Annuity, the LifeStages(R) Premium Plus Variable Annuity, the LifeStages(R) Premium Plus II Variable Annuity, the LifeStages(R) Essentials Variable Annuity, the LifeStages(R) Select Variable Annuity, the LifeStages(R) Elite Variable Annuity, the LifeStages(R) Longevity Benefit Variable Annuity and the LifeStages(R) Premium Plus Elite Variable Annuity policies, under the heading "Riders," delete the first sentence and replace it with the following:



        At no additional charge, We include two riders under the policy: an Unemployment Benefit Rider (for IRAs, Roth IRAs, SIMPLE IRAs and all Non-Qualified Policies except Non-Qualified Policies issued to fund a Pension Plan) and a Living Needs Benefit Rider (for all types of policies).



2. For the LifeStages(R) Flexible Premium Variable Annuity, the LifeStages(R) Variable Annuity, the LifeStages(R) Premium Plus Variable Annuity, the LifeStages(R) Premium Plus II Variable Annuity, the LifeStages(R) Essentials Variable Annuity, the LifeStages(R) Select Variable Annuity, the LifeStages(R) Elite Variable Annuity, the LifeStages(R) Longevity Benefit Variable Annuity and the LifeStages(R) Premium Plus Elite Variable Annuity policies under the heading "Riders -- Unemployment Benefit Rider," delete the first sentence and replace it with the following:



        For all IRAs, Roth IRAs, SIMPLE IRAs and all Non-Qualified Policies (except Non-Qualified Policies issued to fund a Pension Plan), if you become unemployed, you may be eligible to increase the amount that can be withdrawn from your policy up to 50% without paying surrender charges.

3. Under the heading "Riders - Enhanced Beneficiary Benefit Rider (optional)," delete the eighth full paragraph and replace it with the following:

        There will be no payment under the EBB Rider if, on the date We calculate the EBB: 1) there is no Gain, 2) the policy's Accumulation Value is less than your premium payments made and not previously withdrawn, or 3) the rider has ended or terminated. The EBB Rider will end on the earliest of the following: 1) on the Annuity Commencement Date, 2) if you surrender the policy or 3) if you transfer ownership of the policy. You cannot cancel this rider without surrendering your policy.

4. Under the section "Riders," delete the heading "Enhanced Spousal Continuance Rider (optional)" and the four paragraphs of disclosure under that heading.
--------------------------------------------------------------------------------

                New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010

                            PART C. OTHER INFORMATION

ITEM 24.         FINANCIAL STATEMENTS AND EXHIBITS

a.       Financial Statements.

            To be filed by amendment.

b.       Exhibits.

(1) Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation ("NYLIAC") authorizing the establishment of the Separate Account - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (1) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), Filed 7/3/03 and incorporated herein by reference.

(2)              Not applicable.

(3)(a) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (3)(a) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

(3)(b) Distribution Agreement between NYLIFE Securities, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(3)(b) to Post-Effective Amendment No. 1 on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 33-87382), and incorporated herein by reference.

(4)(a) Enhancement Spousal Continuance Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit Exhibit (4)(b) to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 333-80535), filed 7/13/01 and incorporated herein by reference.

(4)(b) Specimen Policy for LifeStages Longevity Benefit Variable Annuity (No. 206-193) - filed herewith.

(4)(c) Annual Death Benefit Reset Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(c) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV
                 (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(d) Enhanced Beneficiary Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(d) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV
                 (File No.333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(e) Unemployment Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(f) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(f) UPromise Account Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(g) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(g) Living Needs Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(h) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(5)(a) Form of Application for a policy for LifeStages Longevity Benefit Variable Annuity - filed herewith.

(6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(7) Contract of Reinsurance between Connecticut General Life Insurance Company/Cigna Reinsurance and NYLIAC - Previously filed as Exhibit (7) to Registrant's Post-Effective Amendment No. 1 on Form N-4 (File No. 33-87382), filed 4/18/96 and incorporated herein by reference.

(8)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 2-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(b) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(c) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(d) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(e) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(f) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(g) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(h) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(i) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(j) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(k) Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(l) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(m) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(8)(n) Form of 12b-1 Plan Services Agreement for the Service Class Shares of Mainstay VP Series Fund, Inc. between NYLIFE Distributors, Inc. and NYLIAC dated 4/13/02 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(o) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(o) Form of Class S Service Agreement between Fred Alger & Company and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(p) Form of Distribution Agreement between Dreyfus Service Corporation and NYLIAC dated as of 2/24/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(q) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(q) Form of Service Contract between Fidelity Distributors Corporation and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(r) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(r) Form of Distribution and Shareholder Services Agreement between Janus Distributors LLC and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(s) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(s) Form of Fund Participation Agreement (Service Shares) between Janus Aspen Series and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(t) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(t) Form of Participation Agreement by and among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(u) Form of Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(v) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(v)           Form of Supplement for Distribution Services Agreement between
                 T. Rowe Price Investment Services, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(x) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(w) Form of Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(x) Form of Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T,
                 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective
                 Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(y) Form of Participation Agreement between Victory Variable Insurance Funds, BISYS Fund Services Limited Partnership, Victory Capital Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

(8)(z) Form of Distribution and Service Agreement, Class A Shares between BISYS Fund Services Limited Partnership and NYLIFE Securities Inc.- Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(q) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.


8(a)(a) Form of Participation Agreement among Liberty Variable Investment Trust, Columbia Funds Distributor, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment
                 No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-106806), filed 10/25/04 and incorporated herein by reference.



8(b)(b) Form of Participation agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/24/04 and incorporated herein by reference.



8(c)(c) Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.



8(d)(d) Form of Administrative Services Agreement by and between Royce & Associates, LLC and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC NVA Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.


(9)(a) Opinion and Consent of Thomas F. English, Esq. - To be Filed by Pre-Effective Amendment.

(10)(a) Consent of PricewaterhouseCoopers LLP - To be Filed by Pre-Effective Amendment.

(10)(b) Powers of Attorney for Directors and Principal Accounting Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(j)(15) to Post-Effective Amendment No. 12 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 7/26/05 and incorporated herein by reference:

                 Scott Berlin                  Director
                 Frank M. Boccio               Director
                 Michael G. Gallo              Director
                 Solomon Goldfinger            Director and Chief Financial
                                               Officer
                 Phillip J. Hildebrand         Director
                 Theodore A. Mathas            Director
                 John R. Meyer                 Director
                 Paul B. Morris                Director
                 Anna F. Pollack               Director
                 Robert D. Rock                Director
                 Angelo J. Scialabba           Vice President and Controller
                                               (Principal Accounting Officer)
                 Frederick J. Sievert          Director and President
                                               (Principal Executive Officer)
                 Michael E. Sproule            Director
                 Seymour Sternberg             Director

(11)             Not applicable.

(12)             Not applicable.

(13)             Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:                                          Title:
-----                                          ------
Scott L. Berlin                                Director and Senior Vice President
Frank M. Boccio                                Director and Senior Vice President
Michael Gallo                                  Director and Senior Vice President
Solomon Goldfinger                             Director, Senior Vice President and Chief Financial Officer
Phillip J. Hildebrand                          Director and Executive Vice President
Theodore A. Mathas                             Director and Executive Vice President
John R. Meyer                                  Director and Senior Vice President
Paul B. Morris                                 Director and Senior Vice President
Anne F. Pollack                                Director and Senior Vice President
Robert D. Rock                                 Director, Senior Vice President and Chief Investment Officer
Frederick J. Sievert                           Director and President
Michael E. Sproule                             Director
Seymour Sternberg                              Director
Sheila K. Davidson                             Executive Vice President
Gary E. Wendlandt                              Executive Vice President
Jay S. Calhoun                                 Senior Vice President and Treasurer
Judith E. Campbell                             Senior Vice President and Chief Information Officer
John A. Cullen                                 Senior Vice President
Thomas F. English                              Senior Vice President and General Counsel
Melvin J. Feinberg                             Senior Vice President
Robert J. Hebron                               Senior Vice President
Barbara McInerney                              Senior Vice President in charge of Corporate Compliance
Gary J. Miller                                 Senior Vice President
Frank J. Ollari                                Senior Vice President
Eric Rubin                                     Senior Vice President
Richard C. Schwartz                            Senior Vice President and Senior Investment Manager for
                                               Derivative Securities
Joel M. Steinberg                              Senior Vice President and Chief Actuary
Stephen N. Steinig                             Senior Vice President and Actuary
Mark W. Talgo                                  Senior Vice President
Michael M. Oleske                              First Vice President
John M. Swenson                                First Vice President
Thomas J. Troeller                             First Vice President and Actuary
Michael A. Watson                              First Vice President and Deputy General Counsel
Sara Badler                                    Vice President and Deputy General Counsel
David Bangs                                    Vice President
Patricia Barbari                               Vice President
Joseph Bennett                                 Vice President
Stephen A. Bloom                               Vice President and Chief Underwriter
David W. Bott                                  Vice President
David Boyle                                    Vice President
William J. Burns                               Vice President
William Cheng                                  Vice President
Paul K. Cunningham                             Vice President
Karen Dann                                     Vice President
Kathleen A. Donnelly                           Vice President
Jonathan Feinstein                             Vice President
Edward Fitzgerald                              Vice President
Joseph Hynes                                   Vice President
Robert Hynes                                   Vice President
Minas C. Joannides, M.D.                       Vice President and Medical Director
Mario Lazzaro                                  Vice President
Richard B. Leber                               Vice President
Parkin Lee                                     Vice President
Edward Linder                                  Vice President
Anthony Malloy                                 Vice President
Daniel J. McKillop                             Vice President
Jacqueline O' Leary                            Vice President
Micheal J. Oliviero                            Vice President - Tax
Linda M. Reimer                                Vice President
Andrew N. Reiss                                Vice President and National Sales Manager
Dorothea Rodd                                  Vice President
Janis C. Rubin                                 Vice President
Angelo J. Scialabba                            Vice President and Controller
Gary W. Scofield                               Vice President
Irwin Silber                                   Vice President and Actuary
Georgene Sfraga Panza                          Vice President
Kevin Smith                                    Vice President
Richard M. Walsh                               Vice President
Julia Warren                                   Vice President
Elaine Williams                                Vice President
Robert Ziegler                                 Vice President
Richard W. Zuccaro                             Vice President
Catherine A. Marrion                           Vice President and Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland


Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

McMorgan Funds(1)                                                      Delaware

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

Monitor Capital Advisors Funds, LLC (3)                                Delaware

New York Life Insurance and Annuity Corporation                        Delaware

NYLIFE LLC                                                             Delaware
     Avanti Corporate Health Systems, Inc.                             Delaware
        Avanti of the District, Inc.                                   Maryland
     Eagle Strategies Corp.                                            Arizona

--------

         (1) Registered investment company as to which New York Life ("NYL") and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of NYL and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

         (3) New York Life Investment Management LLC provides management services to Monitor Capital Advisors Funds, LLC (Large Cap Equity Index Fund), which is a Delaware limited liability company designed to provide investment results that correspond to the total return performance of the S&P 500 Composite Stock Index. The sole investor in this limited liability company is New York Life.


--------

(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     New York Life International Investment Inc.                       Delaware
         Monetary Research Ltd.                                        Bermuda
         NYL Management Limited                                        United Kingdom
     New York Life International Investment Asia Ltd.                  Mauritius
     NYLUK I Company                                                   United Kingdom

         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     New York Life Trust Company, FSB                                  Federal Savings Bank
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     WellPath of Arizona Reinsurance Company                               Arizona
     NYLCare NC Holdings, Inc.                                             Delaware
     NYLIFE Securities Inc.                                                New York

     NYLINK Insurance Agency Incorporated                                  Delaware
         NYLINK Insurance Agency of Alabama, Incorporated                  Alabama
         NYLINK Insurance Agency of Hawaii, Incorporated                   Hawaii
         NYLINK Insurance Agency of Massachusetts, Incorporated            Massachusetts
         NYLINK Insurance Agency of Montana, Incorporated                  Montana
         NYLINK Insurance Agency of Nevada, Incorporated                   Nevada

                                                                       Jurisdiction of       Percent of Voting
Name                                                                   Organization          Securities Owned
    (NYLINK Insurance Agency subsidiaries cont.)
         NYLINK Insurance Agency of New Mexico, Incorporated           New Mexico


         NYLINK Insurance Agency of Washington, Incorporated           Washington

         NYLINK Insurance Agency of Wyoming, Incorporated              Wyoming



New York Life Investment Management Holdings LLC                       Delaware

     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, L.L.C.                        Delaware
         New York Life Capital Partners II, L.L.C.                     Delaware
         NYLIM Mezzanine GenPar Partners GP, LLC                       Delaware
     MacKay Shields LLC                                                Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
     NYLIFE Distributors Inc.                                          Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
     Madison Capital Funding LLC                                       Delaware
     McMorgan & Company LLC                                            Delaware
     NYLIM Real Estate Inc.                                            Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, Inc.                                      Delaware
    New York Life Insurance Taiwan Corporation                         Taiwan
    NYLI Holdings (Argentina) S.R.L.                                   Argentina
New York Life International, LLC                                       Delaware
    New York Life Worldwide Capital, Inc.                              Delaware
        Fianzas Monterrey, S.A.                                        Mexico                  99.95%
              Operada FMA, S.A. de C.V.                                Mexico                     99%
    NYLIFE Thailand, Inc.                                              Delaware
       Siam Commercial New York Life Insurance Public Company          Thailand                69.02%
          Limited (4)
    New York Life Securities Investment Consulting Co. Ltd.            Taiwan
    New York Life Insurance Worldwide Limited                          Bermuda
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                  75%
    New York Life Insurance (Philippines), Inc.                        Philippines
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.995%
         Centro de Capacitacion Monterrey, A.C.                        Mexico                 99.791%

    NYL International Reinsurance Company Ltd.                         Bermuda
New York Life BioVenture Partners LLC                                  Delaware
Silver Spring, LLC                                                     Delaware
Biris Holdings LLC.                                                    Delaware
Haier New York Life Insurance Company Limited                          People's Republic of China 50%

         (4) Held through controlled Thai nominee holding company.

ITEM 27. NUMBER OF CONTRACT OWNERS


         As of the date of this filing, sales of the policies have not commenced.


ITEM 28. INDEMNIFICATION

         Reference is made to Article VIII of the Depositor's By-Laws.


         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $200 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.


         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

      (a) Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Universal Life Separate Account-I
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          Mainstay Funds
          Mainstay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

      (b) Directors and Officers.

      The business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.


Names of Directors and Officers        Positions and Offices with Underwriter
-------------------------------     ---------------------------------------------
Michael G. Gallo                    Manager and Executive Vice President-Non-COLI
                                      Variable Life Distribution
Robert E. Brady                     Manager and Managing Director - Operations
Brian A. Murdock                    Chairman and President
Christopher O. Blunt                Manager and Executive Vice President-
                                      NYLIM Product Distribution
John A. Cullen                      Manager
Robert J. Hebron                    Manager and Executive Vice President-
                                      COLI Distribution
John R. Meyer                       Manager and Executive Vice President-
                                      Variable Annuity and Agency Mutual
                                      Funds Distribution
Barry A. Schub                      Manager
Barbara McInerney                   Senior Managing Director - Compliance
Thomas A. Clough                    Managing Director - Retirement Services
Stephen P. Fisher                   Managing Director - NYLIM Products Market
Mark A. Gomez                       Managing Director - Chief Compliance Officer
Joseph J. Henehan                   Managing Director - Retirement Services
Julia D. Holland                    Managing Director - SMA Distribution
Alison H. Micucci                   Managing Director - Compliance
Marguerite E.H. Morrison            Managing Director and Secretary
Beverly J. Moore                    Managing Director - Marketing
                                      Communications
Gary M. O'Neill                     Managing Director - Agency Distribution
Wendy Fishler                       Managing Director - National Accounts
Edward P. Linder                    Managing Director, Variable Annuity and
                                      Agency Mutual Funds Distribution
Stanley Metheney                    Vice President - Compliance
Richard Zuccaro                     Vice President - Tax
Albert Leier                        Vice President - Financial Operations
                                      and Treasurer
David F. Boyle                      Vice President - COLI Wholesaling
Philip E. Caminiti                  Vice President, Mutual Funds, Sales Desk -
                                      Outside Broker/Dealer Distribution
Michael D. Coffey                   Vice President, Mutual Funds - Outside
                                      Broker/Dealer Distribution
Karen E. Dann                       Vice President, Variable Annuity Key
                                      Accounts - Bank Distribution
Philip Gazzo                        Vice President, Mutual Funds - Outside
                                      Broker/Dealer Distribution
Mark L. Gudelski                    Vice President - National Accounts
Robert F. Meredith                  Vice President, Variable Annuity and
                                      Mutual Funds Wholesaling - Agency Distribution
David L. Meyncke                    Vice President, Agency Distribution
John J. Ogara                       Vice President, Variable Life Wholesaling -
                                      Agency Distribution
Christopher V. Parisi               Vice President, Outside Broker/Dealer Distribution
Andrew N. Reiss                     Vice President, Variable Annuity Wholesaling -
                                      Bank Distribution
Jennifer D. Tarsney                 Vice President, National Accounts
James R. Vavra                      Vice President, Non-COLI Variable Life
                                      Wholesaling - Outside Distribution
Marianna Wekow                      Vice President, National Accounts

      (c) Commissions and Other Compensation


     Name of                  New Underwriting             Compensation on
    Principal                   Discounts and               Redemption or                Brokerage
   Underwriter                   Commissions                Annuitization               Commission                Compensation
   -----------                   -----------                -------------               ----------                ------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.

ITEM 31. MANAGEMENT SERVICES - Not applicable.

ITEM 32. UNDERTAKINGS - Registrant hereby undertakes:

      (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

      (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-IV, hereby represents that the fees and charges deducted under the NYLIAC LifeStages Longevity Benefit Variable Annuity are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SECTION 403(b) REPRESENTATIONS

      Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York on this 1st day of December, 2005.




                                              NYLIAC VARIABLE ANNUITY
                                              SEPARATE ACCOUNT-IV
                                                   (Registrant)

                                              By:  /s/ COREY B. MULTER
                                                   -----------------------------
                                                   Curey B. Multer
                                                   Vice President


                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)

                                              By:  /s/ COREY B. MULTER
                                                   -----------------------------
                                                   Curey B. Multer
                                                   Vice President


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


     Scott L. Berlin                Director

     Frank M. Boccio*               Director

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director and Chief Financial Officer

     Phillip J. Hildebrand*         Director

     Theodore A. Mathas*            Director

     John R. Meyer*                 Director

     Paul B. Morris*                Director

     Anne F. Pollack*               Director

     Robert D. Rock*                Director

     Angelo J. Scialabba*           Vice President and Controller (Principal
                                    Accounting Officer)

     Frederick J. Sievert*          Director and President (Principal Executive
                                    Officer)

     Michael E. Sproule*            Director

     Seymour Sternberg*             Director


*By:      /s/ COREY B. MULTER
      ----------------------------------
      Corey B. Multer
      Attorney-in-Fact
      December 1, 2005


*  Pursuant to Powers of Attorney previously filed.

                                 Exhibit Index

Exhibit Number                             Description
(4)(b)          Specimen Policy for LifeStages Longevity Benefit Variable Annuity

(5)(a)          Form of Application for a policy for LifeStages Longevity Benefit
                 Variable Annuity